EXHIBIT 99.4

ARRANGEMENT AGREEMENT

Between

NOCL HOLDING B.V.

and

NOV DISTRIBUTION SERVICES ULC

and

DRECO ENERGY SERVICES ULC

and

CE FRANKLIN LTD.

May 30, 2012

i

Contents
(continued)

ii

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated May 30, 2012 between:

NOCL HOLDING B.V., a Dutch private company with limited liability, having its corporate seat in Etten-Leur, the Netherlands (the "Purchaser")

- and -

NOV DISTRIBUTION SERVICES ULC, a corporation existing under the laws of Alberta with its head office in the City of Calgary, in the Province of Alberta ("Acquisitionco")

- and -

DRECO ENERGY SERVICES ULC a corporation existing under the laws of Alberta with its head office in the City of Calgary, in the Province of Alberta ("Guarantor")

- and -

CE FRANKLIN LTD., a corporation existing under the laws of Alberta with its head office in the City of Calgary, in the Province of Alberta ("CE Franklin")

WHEREAS Purchaser and CE Franklin wish to propose an arrangement involving the acquisition by Acquisitionco of all of the issued and outstanding shares of CE Franklin pursuant to a plan of arrangement and in compliance with the provisions of the Business Corporations Act (Alberta);

AND WHEREAS upon the effectiveness of the Arrangement, shareholders of CE Franklin will receive $12.75 per CE Franklin Share (as defined below) as set forth herein;

AND WHEREAS the parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters related to the transaction herein provided for;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE I
INTERPRETATION

1.1       Definitions

In this Agreement, unless the context otherwise requires:

"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended;

"Acquisition Proposal" means, other than the Arrangement, any written or oral offer, proposal, public announcement, inquiry or request for discussions or negotiations from any Person or group of Persons “acting jointly or in concert” (within the meaning of Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids) relating to:

(a)
a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving CE Franklin;

(b)
any direct or indirect take-over bid, issuer bid, exchange offer, treasury issuance or similar transaction, that, if consummated, would result in a Person or group of Persons “acting jointly or in concert” (within the meaning of Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids) beneficially owning 20% or more of any class of voting or equity securities or any other equity interests (including securities convertible into or exercisable or exchangeable for equity interests) of CE Franklin; or

(c)	any direct or indirect acquisition or purchase (or other arrangement having the same economic effect as a purchase), in a single transaction or a series of related transactions, of:

(i)	any assets representing greater than 20% of CE Franklin on a consolidated basis or assets of CE Franklin contributing 20% or more of the annual consolidated revenue of CE Franklin; or

(ii)	20% or more of the voting or equity interests of CE Franklin (or rights or interests thereto); or

(d)	any similar transactions or series of transactions analogous to those described in paragraphs (a), (b) and (c) of this definition involving CE Franklin;

"Agreement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this Arrangement Agreement (including the schedules hereto) as supplemented, modified or amended as permitted hereunder, and not to any particular article, section, schedule or other portion hereof;

"Arrangement" means the arrangement pursuant to which CE Franklin will be acquired by Acquisitionco under the provisions of section 193 of the ABCA, all on the terms and conditions set forth in the Plan of Arrangement;

"Arrangement Consideration" means $12.75 in cash for each CE Franklin Share;

"Arrangement Resolution" means a special shareholders' resolution in substantially the form of Schedule 1.1(b) hereto;

"Articles of Arrangement" means the articles of arrangement of Acquisitionco and CE Franklin in respect of the Arrangement, required by the ABCA to be sent to the Registrar after the Final Order is granted, giving effect to the Arrangement, which shall be in a form and content satisfactory to Purchaser and CE Franklin, each acting reasonably;

"business day" means any day, other than a Saturday, a Sunday or a statutory holiday, in the Province of Alberta or the State of Texas;

"Canadian GAAP" means generally accepted accounting principles in use in Canada from time to time for the applicable period as contemplated by the Handbook of the Canadian Institute of Chartered Accountants, which requires the use of IFRS for public entities for financial years ended after December 31, 2010;

"Canadian Securities Administrators" means the securities commission or other securities regulatory authority of each province and territory of Canada;

"Canadian Securities Laws" means the securities legislation or ordinance and regulations thereunder of each province and territory of Canada and the rules, instruments, policies and orders of each Canadian Securities Administrator made thereunder;

"Cash Bonus Policy" has the meaning ascribed thereto in Section 7.6(b);

"CE Franklin Board" means the board of directors of CE Franklin;

"CE Franklin DSU" means a CE Franklin Deferred Share Unit granted pursuant to the CE Franklin DSU Plan;

"CE Franklin DSU Plan" means the CE Franklin Deferred Share Unit Plan;

"CE Franklin Employee Plans" has the meaning ascribed thereto in paragraph (hh) of Schedule 4.1;

"CE Franklin Financial Statements" has the meaning ascribed thereto in paragraph (y) of Schedule 4.1;

"CE Franklin Incentive Compensation Plans" means, collectively, the CE Franklin DSU Plan, the CE Franklin Stock Option Plan and the CE Franklin Unit Plan;

"CE Franklin Options" means the options to purchase CE Franklin Shares granted by CE Franklin pursuant to the provisions of the CE Franklin Stock Option Plan;

"CE Franklin PSU" means a CE Franklin Performance Share Unit granted pursuant to the CE Franklin Unit Plan;

"CE Franklin RSU" means a CE Franklin Restricted Share Unit granted pursuant to the CE Franklin Unit Plan;

"CE Franklin Shareholder Rights Plan" means CE Franklin’s Shareholder Rights Plan dated April 18, 2012;

"CE Franklin Shareholder Support Agreement" means the support agreements described in Section 5.2(a), pursuant to which a CE Franklin Shareholder agrees to vote the CE Franklin Shares held by such CE Franklin Shareholder in favour of the Arrangement Resolution;

"CE Franklin Shareholders" means the holders of CE Franklin Shares;

"CE Franklin Shareholders' Meeting" means such meeting or meetings of the CE Franklin Shareholders, including any adjournment or postponement thereof, that is to be convened as provided by the Interim Order to consider, and if deemed advisable approve, the Arrangement Resolution;

"CE Franklin Shares" means the common shares in the capital of CE Franklin;

"CE Franklin Stock Option Plan" means the incentive stock option plan of CE Franklin;

"CE Franklin Unit Plan" means the CE Franklin Share Unit Plan;

"Certificate" means the certificate, certificates or other confirmations to be issued by the Registrar pursuant to subsection 193(11) of the ABCA after the Articles of Arrangement have been filed, giving effect to the Arrangement;

“Change in Recommendation” has the meaning set forth in Section 7.2;

"Claims" includes claims, demands, complaints, grievances, Orders, actions, applications, suits, causes of action, charges, indictments, prosecutions, informations or other similar processes, assessments or reassessments of fines, judgments, debts, liabilities, penalties, expenses, costs, damages or losses;

"Commissioner" means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act, R.S.C. 1985, c. C-34, as amended, or anyone authorized to exercise the powers and perform the duties of the Commissioner;

"Competition Act" means the Competition Act, R.S.C. 1985, c. C-34, as amended;

“Competition Act Approval” has the meaning set forth in Section 6.1(e);

"Competition Tribunal" means the Competition Tribunal as established by subsection 3(1) of the Competition Tribunal Act, R.S.C. 1985, c.19, as amended;

"Confidentiality Agreement" means the Confidentiality Agreement dated May 9, 2012 between National Oilwell Varco, Inc. and CE Franklin;

"Contract" means contracts, licences, leases, agreements, obligations, promises, undertakings, understandings, arrangements, documents, commitments, entitlements or engagements to which CE Franklin is a party or by which it is bound or under which CE Franklin has, or will have, any liability or contingent liability (in each case, whether written or oral, express or implied), and includes any quotations, orders, proposals or tenders which remain open for acceptance and warranties and guarantees;

"Court" means the Court of Queen's Bench of Alberta;

“Data Room” means the virtual data room established and maintained by CE Franklin containing copies of materials disclosed by CE Franklin to Purchaser and its Representatives in connection with the Arrangement as such data room existed as of 5:00 p.m. on May 28, 2012;

"Depositary" means Computershare Trust Company of Canada;

“Disclosure Letter” means the disclosure letter (including the schedules and exhibits thereto) dated the date hereof regarding this Agreement that has been provided by CE Franklin to Purchaser prior to the execution of this Agreement by Purchaser and which is acknowledged as being received by Purchaser;

"Dissent Rights" means the right of a registered CE Franklin Shareholder to dissent to the resolution approving the Arrangement and to be paid the fair value of the securities in respect of which the CE Franklin Shareholder dissents, all in accordance with section 191 of the ABCA, the Interim Order and Article 4 of the Plan of Arrangement;

"EBP Trust" means the CE Franklin Employee Benefit Plan Trust established pursuant to the EBP Trust Agreement;

"EBP Trust Agreement" means the CE Franklin Employee Benefit Plan Trust Agreement made between CE Franklin and the EBP Trustee on the 21st day of December, 2006, as amended, providing for, among other things, the delivery of CE Franklin Shares to the persons entitled to receive CE Franklin Shares under the CE Franklin Unit Plan;

"EBP Trustee" means Computershare Trust Company of Canada in its capacity as trustee of the EBP Trust;

"Effective Date" means the date the Arrangement becomes effective pursuant to the ABCA;

"Effective Time" means the time the Arrangement becomes effective on the Effective Date pursuant to the ABCA;

"Encumbrance" includes any hypothec, mortgage, pledge, assignment, charge, lien, encroachment, security interest, adverse claim, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing;

"Environmental Laws" means, with respect to CE Franklin or its business, activities, property, assets or undertaking, all Laws, including the common law, relating to environmental, health or safety matters in the jurisdictions applicable to CE Franklin or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

"Exchanges" means the TSX and the NASDAQ;

"Final Order" means the order of the Court approving the Arrangement pursuant to subsection 193(9)(a) of the ABCA in respect of CE Franklin, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

"Governmental Entity" means any: (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (b) any subdivision, agent, commission, board or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Hazardous Substances" mean any substance, pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, hazardous recyclable, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted, or identified in any Environmental Laws;

"IFRS" means International Financial Reporting Standards as established by the International Accounting Standards Board;

"Interim Order" means an interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA, as the same may be amended, containing declarations and directions in respect of the notice to be given and the conduct of the CE Franklin Shareholders' Meeting with respect to the Arrangement as more fully set out herein;

"Laws" means all laws, by-laws, statutes, rules, regulations, principles of law, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity (including any of the Exchanges) or self-regulatory authority and the term "applicable" with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities; and "Laws" includes Environmental Laws;

"Material Adverse Change" or "Material Adverse Effect" means, with respect to any Person, any fact or state of facts, circumstance, change, effect, occurrence or event which either individually is or in the aggregate are, or individually or in the aggregate would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, or financial condition of such Person and its Subsidiaries, on a consolidated basis, except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with: (i) any change in Canadian GAAP or applicable changes in regulatory accounting requirements; (ii) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, or market conditions or in national or global financial or capital markets; (iii) any natural disaster; (iv) conditions affecting either the oil or gas industries as a whole or the oilfield supply and distribution industry as a whole; (v) changes in the trading price or trading volume of the CE Franklin Shares (in and of itself, it being understood that causes underlying such change in market price or volume may be taken into account in determining whether a Material Adverse Change or Material Adverse Effect has occurred to the extent not otherwise excluded from this definition); (vi) changes in Laws (including Laws relating to Taxes) or the interpretation, application or non-application of Laws by Governmental Entities, and not specifically relating to CE Franklin; (vii) any failure of CE Franklin to meet any public projections, forecasts or estimates of revenues, earnings, cash flow, or EBITDA (in and of itself, it being understood that causes underlying such failure may be taken into account in determining whether a Material Adverse Change or Material Adverse Effect has occurred to the extent not otherwise excluded from this definition); (viii) the announcement or existence of this Agreement and the transactions contemplated hereby (including any legal proceeding as a result thereof or losses or threatened losses of employees, customers, suppliers or others having relationships with CE Franklin); (ix) any actions taken (or omitted to be taken) at the written request of the other Party hereto; or (x) any action taken (or omitted to be taken) by the Person or any of its Subsidiaries that is required pursuant to this Agreement (excluding any obligation to act in the ordinary course of business, but including any steps taken pursuant to Section 5.3(a) to obtain any required regulatory approvals); provided, however, that any fact or state of facts, circumstance, change, effect, occurrence or event referred to in clauses (i), (ii), (iii), (iv), and (vi) of this definition does not have a materially disproportionate effect on the Person on a consolidated basis relative to other companies of similar size providing services similar to those provided by the Person on a consolidated basis; and references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a "Material Adverse Change" or a "Material Adverse Effect" has occurred;

"Material Contract" means any Contract that is material to CE Franklin, including any Contract that:

(i)	if terminated would materially impair the ability of CE Franklin to carry on business in the ordinary course or would reasonably be expected to have a Material Adverse Effect on CE Franklin;

(ii)
is a Contract that contains any non-competition obligations or otherwise restricts in any material way the business of CE Franklin or includes any exclusive dealing arrangement or any other arrangement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit in any material respect the ability of CE Franklin to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business;

(iii)
relates to indebtedness in respect of borrowed money or relates to the direct or indirect guarantee or assumption by CE Franklin (contingent or otherwise) of any payment or performance obligations of any other Person;

(iv)	is a financial risk management Contract, such as a currency, commodity, interest or equity related hedge or a derivative Contract;

(v)	is a shareholder, joint venture, alliance or partnership agreement;

(vi)	to which Schlumberger Limited or any of its affiliates (other than CE Franklin) is a party;

(vii)
is entered into with any customer or supplier of CE Franklin that is one of CE Franklin’s 25 largest customers or suppliers, respectively, determined by amounts billed under Contract for the 12 month period ended December 31, 2011;

(viii)	relates to any Leased Real Property; or

(ix)
is an agency or other agreement which allows a third party to bind CE Franklin, other than powers of attorney granted in the ordinary course of business in respect of matters which individually or in the aggregate are not material to CE Franklin;

"NASDAQ" means the NASDAQ Stock Market;

“Non-Competition Agreements” means the non-competition, non-solicitation and confidentiality agreements dated the date hereof between CE Franklin and each of Michael West, Timothy Richie, Derren Newell and Ron Koper, true and complete copies of which have been provided to Purchaser;

"Officer Obligations" means the written contractual obligations of CE Franklin to certain of its officers for severance, termination or other payments in connection with a change of control of CE Franklin, as disclosed to Purchaser in writing, which payments (excluding amounts to be received for CE Franklin Options, CE Franklin PSUs or CE Franklin RSUs pursuant to the Plan of Arrangement) will not exceed, in the aggregate, $2,165,915.34;

"Orders" means orders, injunctions, judgments, administrative complaints, decrees, rulings, awards, assessments, directions, instructions, penalties or sanctions issued, filed or imposed by any Governmental Entity or arbitrator;

“Outside Date” means August 30, 2012, provided that in the event that the Competition Act Approval has not been obtained by such date (or by the date that the Outside Date may be extended to from time to time), then either Purchaser or CE Franklin may elect in writing to extend the Outside Date by a specified period of not less than five business days, provided that the aggregate extensions made by the Parties shall not exceed 60 days;

"Parties" means, collectively, the parties to this Agreement, and "Party" means any one of them and, where implied by the context, means the Purchaser Parties taken as a whole;

"Person" includes an individual, firm, trust, partnership, association, corporation, joint venture, trustee, executor, administrator, legal representative or government (including any Governmental Entity);

"Plan of Arrangement" means the plan of arrangement substantially in the form and content annexed as Schedule 1.1(a) hereto and any amendment or variation thereto made in accordance with Section 8.3 hereof or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

"Proceedings" means any claim, action, suit, proceeding, arbitration, mediation or investigation, whether civil, criminal, administrative or investigative;

"Proxy Circular" means the notice of the CE Franklin Shareholders' Meeting to be sent to CE Franklin Shareholders, and the management proxy circular to be prepared in connection with the CE Franklin Shareholders' Meeting together with any amendments thereto or supplements thereof, and any other registration statement, information circular or proxy statement which may be prepared in connection with the CE Franklin Shareholders' Meeting;

"Purchaser Parties" means Purchaser, Acquisitionco and Guarantor;

"Registrar" means the Registrar of Corporations for the Province of Alberta, duly appointed under section 263 of the ABCA;

"Representatives" means the officers, directors, employees, financial advisors, legal counsel, accountants and other agents and representatives of a Party;

"Retention Payments" has the meaning ascribed thereto in Section 5.1(a)(v);

"SEC" means the United States Securities and Exchange Commission;

"Securities Regulators" means collectively the Canadian Securities Administrators and the SEC;

"Subsidiary" has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions;

"Superior Proposal" means a written, unsolicited bona fide Acquisition Proposal from a third party in respect of which the CE Franklin Board determines in good faith: (1) that the funds or other consideration necessary to complete the Acquisition Proposal are or are reasonably likely to be available to fund completion of the Acquisition Proposal at the time and on the basis set out therein; (2) after consultation with its financial advisor(s), would or would be reasonably likely to, if consummated in accordance with its terms, result in a transaction more favourable to the CE Franklin Shareholders from a financial point of view than the transaction contemplated by this Agreement; (3) after consultation with its financial advisor(s) and outside counsel, is reasonably likely to be consummated at the time and on the terms proposed; and (4) after receiving the advice of outside counsel, that the taking of such action is necessary for the CE Franklin Board to act in a manner consistent with its fiduciary duties under applicable Laws and for the purpose of this paragraph the references in the definition of "Acquisition Proposal" in paragraphs (b) and (c)(ii) to "20% or more" shall be deemed to be references to "100%" and paragraph (c)(i) shall be deemed to read "all or substantially all of the assets of CE Franklin";

"Tax Act" means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, each as amended from time to time;

"Tax Returns" means all reports, estimates, elections, designations, forms, declarations of estimated Tax, information statements and returns relating to, or required to be filed in connection with any Taxes;

"Taxes" means all taxes, duties, imposts, levies, assessments, tariffs and other charges, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed, assessed or collected by any Governmental Entity, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal, provincial and state income taxes), capital taxes, payroll and employee withholding taxes, gasoline and fuel taxes, employment insurance, social insurance taxes (including Canada Pension Plan payments), sales and use taxes, ad valorem taxes, excise taxes, customs duties, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation premiums or charges, pension assessment and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which one of the Parties or any of its Subsidiaries is required to pay, withhold or collect;

"TSX" means The Toronto Stock Exchange;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

"U.S. Securities Laws" means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder.

1.2       Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

1.3       Article References

Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.4       Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; and words importing gender shall include all genders.

1.5       Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day such action shall be required to be taken on the next succeeding day which is a business day.

1.6       Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

1.7       Schedules

The following Schedules annexed to this Agreement, being:

Schedule 1.1(a)	Plan of Arrangement
Schedule 1.1(b)	Form of Arrangement Resolution
Schedule 3.1	Representations and Warranties of Purchaser
Schedule 4.1	Representations and Warranties of CE Franklin
Schedule 5.1(a)(i)	CE Franklin Shareholder Support Agreement (Officer and Director)
Schedule 5.1(a)(ii)	CE Franklin Shareholder Support Agreement (other CE Franklin Shareholders)

are incorporated by reference into this Agreement and form a part hereof.

1.8       Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian GAAP.

1.9       Knowledge

In this Agreement, references to "to the knowledge of" means the actual knowledge of the Executive Officers of Purchaser or CE Franklin, as the case may be, after reasonable inquiry, and such officers shall make such inquiry as is reasonable in the circumstances.  For purposes of this Section 1.9 "Executive Officers" in the case of Purchaser means Renju K. Jose, Michelle A. Lewis and David A. Cherechinsky and in the case of CE Franklin means CE Franklin's President and Chief Executive Officer, Vice President and Chief Financial Officer, Senior Vice President, Business Development, Vice President,

Commercial Strategies, Vice President, Business Effectiveness, Vice President, Strategic Execution, Vice President, Operations and Vice President, Supply Chain.

1.10     Disclosure in Writing

The phrases "disclosed in writing" and similar expressions used in this Agreement shall be construed for purposes of this Agreement as referring to:

(a)	information contained in the Disclosure Letter; and

(b)	matters disclosed in this Agreement or in the Schedules hereto.

1.11     Other Definitional and Interpretive Provisions

(a)
References in this Agreement to the words "include", "includes" or "including" shall be deemed to be followed by the words "without limitation" whether or not they are in fact followed by those words or words of like import.

(b)	The words "hereof", "herein" and "hereunder" and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(c)	Any capitalized terms used in any exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(d)
References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.  Any reference in this Agreement to a Person includes the heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that Person.

(e)
References to a particular statute or Law shall be to such statute or Law and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated thereunder or amended from time to time.

(f)
The term "made available" means that (i) copies of the subject materials were included in, and were not removed from, the Data Room of the applicable Party at least five business days prior to the date hereof, or (ii) copies of the subject materials were provided to the other Party.

ARTICLE II
THE ARRANGEMENT

2.1       The Arrangement

The Parties agree to carry out the Arrangement in accordance with the terms and conditions of this Agreement and the Plan of Arrangement.

2.2       CE Franklin Approval

CE Franklin represents and warrants to Purchaser that the CE Franklin Board:

(a)	has unanimously (subject to any abstentions) determined that:

(i)	the Arrangement and entry into this Agreement are in the best interests of CE Franklin;

(ii)	it will unanimously (subject to any abstentions) recommend that the CE Franklin Shareholders vote in favour of the Arrangement; and

(iii)	the Arrangement is fair to the CE Franklin Shareholders;

(b)
has received a verbal opinion from CIBC World Markets Inc., the financial advisor to CE Franklin, to the effect that and subject to the assumptions, limitations and qualifications to be contained in the written opinion to be delivered to the CE Franklin Board, the consideration to be received from Purchaser for all of the issued and outstanding CE Franklin Shares is fair from a financial point of view to the CE Franklin Shareholders; and

(c)
has been advised that Wilson Distribution Holdings LLC and directors and officers of CE Franklin holding not less than an aggregate of 136,351 CE Franklin Shares (representing approximately 1% of the currently issued and outstanding CE Franklin Shares), 668,233 CE Franklin Options, 354,811 CE Franklin RSUs, 235,943 CE Franklin PSUs and 117,422 CE Franklin DSUs have entered into CE Franklin Shareholder Support Agreements and intend to vote such CE Franklin Shares and any CE Franklin Shares issued on exercise of such CE Franklin Options, CE Franklin RSUs, CE Franklin PSUs and CE Franklin DSUs in favour of the Arrangement Resolution and will so represent in the Proxy Circular.

2.3       Interim Order

CE Franklin agrees that as soon as reasonably practicable following the date of execution of this Agreement, CE Franklin shall apply, in a manner reasonably acceptable to Purchaser, pursuant to Section 193 of the ABCA and, in cooperation with Purchaser, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the CE Franklin' Shareholders' Meeting and for the manner in which such notice is to be provided;

(b)
for the record date(s) for purposes of determining the Persons to whom notice of the CE Franklin' Shareholders' Meeting is to be provided and for purposes of determining the Persons entitled to vote at the CE Franklin' Shareholders' Meeting;

(c)
that the requisite approval for the Arrangement Resolution to be placed before the CE Franklin Shareholders' Meeting shall be 66 2/3% of the votes cast on the Arrangement Resolution by CE Franklin Shareholders present in person or by proxy at the CE Franklin Shareholders' Meeting (such that each CE Franklin Shareholder is entitled to one vote for each CE Franklin Share held) and, if required by Multilateral Instrument 61-101 Protection of Minority Securityholders in Special Transactions ("MI 61-101"), minority approval after excluding the votes cast in respect of CE Franklin Shares held by certain directors and officers of CE Franklin in accordance with MI 61-101;

(d)
that, in all other respects, the terms, restrictions and conditions of the constating documents or by-laws of CE Franklin, including quorum requirements and all other matters, shall apply in respect of the CE Franklin Shareholders' Meeting;

(e)	for the grant of the Dissent Rights as set forth in the Plan of Arrangement;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(g)
that the CE Franklin Shareholders' Meeting may be adjourned or postponed from time to time by CE Franklin in accordance with the terms of this Agreement without the need for additional approval of the Court.

2.4       Conduct of Meeting

(a)
Subject to the terms of this Agreement and the Interim Order, CE Franklin agrees to convene and conduct the CE Franklin Shareholders' Meeting, in accordance with the Interim Order, its constating documents and by-laws and applicable Laws as soon as reasonably practicable, and in any event, on or before July 23, 2012 and agrees not to adjourn, postpone or cancel (or propose to adjourn, postpone or cancel) the CE Franklin Shareholders' Meeting without the prior written consent of Purchaser:

(i)	except as required for quorum purposes (in which case the CE Franklin Shareholders' Meeting shall be adjourned and not cancelled) or by applicable Law or by a Governmental Entity;

(ii)	except as required under Section 6.4 or 7.1(g); or

(iii)	except for an adjournment or postponement with the prior written consent of Purchaser for the purpose of attempting to obtain the requisite approval of the Arrangement Resolution.

(b)
Subject to the terms of this Agreement, CE Franklin shall use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, if so requested by Purchaser, acting reasonably, using proxy solicitation services at Purchaser's cost and cooperating with any Persons engaged by Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution.

(c)	CE Franklin shall allow Purchaser's representatives and Purchaser's legal counsel to attend the CE Franklin Shareholders' Meeting.

(d)
CE Franklin shall advise Purchaser as Purchaser may reasonably request, and at least on a daily basis on each of the last ten business days prior to the date of the CE Franklin Shareholders' Meeting, as to the aggregate tally of the proxies received by CE Franklin in respect of, and the particulars of the votes for and against, the Arrangement Resolution.

(e)
CE Franklin shall promptly advise Purchaser of any written notice of dissent or purported exercise by any CE Franklin Shareholder of Dissent Rights received by CE Franklin in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by CE Franklin and, subject to applicable Laws, shall consult with Purchaser prior to communicating with any CE Franklin Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution. CE Franklin shall not make any payment or settlement offer, or agree to any such payment or settlement, prior to the Effective Time with respect to any such notice of dissent or purported exercise of Dissent Rights unless Purchaser shall have given its prior written consent to such payment, settlement offer or settlement as applicable.

2.5       Proxy Circular

(a)	Subject to compliance by Purchaser with this Section 2.5, as promptly as practicable after the date hereof, CE Franklin shall have available for mailing to the CE Franklin

Shareholders, the Proxy Circular together with any other documents required by the ABCA, Canadian Securities Laws, U.S. Securities Laws and other applicable Laws in connection with the CE Franklin Shareholders' Meeting and the Arrangement, and CE Franklin shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Proxy Circular and other documentation required in connection with the CE Franklin Shareholders' Meeting to be filed and to be sent to each CE Franklin Shareholder of record and other Persons as required by the Interim Order and applicable Laws, in each case so as to permit the CE Franklin Shareholders' Meeting to be held within the time required by Section 2.4(a).

(b)
CE Franklin shall ensure that the Proxy Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Proxy Circular shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (provided that CE Franklin shall not be responsible for the accuracy of any information forming part of the "Purchaser Information" as described in Section 2.5(d)) and shall provide the CE Franklin Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the CE Franklin Shareholders’ Meeting. The Proxy Circular shall, subject to the terms of this Agreement, include the unanimous (subject to any abstentions) recommendation of the CE Franklin Board that the CE Franklin Shareholders vote in favour of the Arrangement Resolution and shall include a copy of the fairness opinion of CIBC World Markets Inc. in its entirety.

(c)
Purchaser and its legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Proxy Circular and other documents related thereto, and reasonable consideration shall be given to any comments made by them, provided that all information relating to Purchaser included in the Proxy Circular shall be in form and content satisfactory to Purchaser, acting reasonably.

(d)
Purchaser shall furnish to CE Franklin (no later than five business days prior to the intended date for mailing the Proxy Circular) all such information concerning the Purchaser Parties as may be reasonably required by CE Franklin in the preparation of the Proxy Circular and other documents related thereto. Purchaser shall ensure that all information provided by Purchaser to CE Franklin in writing specifically for inclusion in the Proxy Circular and relating exclusively to the Purchaser Parties ("Purchaser Information") shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated in the Proxy Circular in order to make any such Purchaser Information not misleading in light of the circumstances in which it is disclosed.

(e)
CE Franklin shall indemnify and save harmless Purchaser, its subsidiaries and affiliates and their respective directors, officers, employees, agents, advisors and representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Purchaser, any of its subsidiaries or affiliates or any of their respective directors, officers, employees, agents, advisors or representatives may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation in the Proxy Circular; and

(ii)
any order made, or any inquiry, investigation or proceeding by any Canadian Securities Administrator or other Governmental Entity, to the extent based on any misrepresentation or any alleged misrepresentation in the Proxy Circular, provided, however, that the above-noted indemnification obligation of CE Franklin shall not apply to any liabilities, claims, demands, losses, costs, damages or expenses arising as a result of any misrepresentation or alleged misrepresentation in the Purchaser Information supplied by Purchaser to CE Franklin in accordance with Section 2.5(d) and contained in the Proxy Circular.

(f)
Purchaser shall indemnify and save harmless CE Franklin, its subsidiaries and affiliates and their respective directors, officers, employees, agents, advisors and representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which CE Franklin, any subsidiary of CE Franklin or any of their respective directors, officers, employees, agents, advisors or representatives may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of any misrepresentation or alleged misrepresentation in the Purchaser Information.

(g)
CE Franklin and Purchaser shall promptly notify each other if at any time before the Effective Date it becomes aware that the Proxy Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Proxy Circular, and the Parties shall cooperate in the preparation of any amendment or supplement to the Proxy Circular, as required or appropriate, and CE Franklin shall, subject to compliance by Purchaser with this Section 2.5, and, if required by the Court or applicable Laws, promptly mail or otherwise publicly disseminate any amendment or supplement to the Proxy Circular to the CE Franklin Shareholders and file the same with the Canadian Securities Administrators and as otherwise required.

2.6       Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the CE Franklin Shareholders’ Meeting as provided for in the Interim Order, subject to the terms of this Agreement, CE Franklin shall as soon as reasonably practicable after the CE Franklin Shareholders’ Meeting at which the Arrangement Resolution is approved by the CE Franklin Shareholders, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 193 of the ABCA.

2.7       Court Proceedings

Subject to the terms and conditions of this Agreement, Purchaser shall reasonably cooperate with, assist and consent to CE Franklin seeking the Interim Order and the Final Order, including by providing to CE Franklin on a timely basis any information required to be supplied by Purchaser concerning Purchaser in connection therewith. CE Franklin shall provide Purchaser and its legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, shall give reasonable consideration to all such comments and shall accept the reasonable comments of Purchaser and its legal counsel with respect to any such information required to be supplied by Purchaser and included in such material. In addition, CE Franklin shall not object to legal counsel to Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate. CE Franklin shall also provide legal counsel to Purchaser on a timely basis with copies of any notice of appearance, proceedings and evidence served on CE Franklin or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom.

2.8       Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date.  Upon issuance of the Final Order and subject to the satisfaction or waiver of the conditions precedent in Article VI, each of Purchaser, Acquisitionco and CE Franklin shall execute and deliver such closing documents and instruments necessary to complete the Arrangement and as soon as reasonably practicable, and in any event, no later than the second business day following satisfaction or waiver of such conditions precedent, CE Franklin shall proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to section 193 of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

2.9       Payment of Consideration

Purchaser will, or will cause Acquisitionco to, following receipt of the Final Order and prior to the filing of the Articles of Arrangement, ensure that the Depositary has been provided with sufficient funds in escrow to pay the CE Franklin Shareholders the Arrangement Consideration, which funds shall be unconditionally releasable at the Effective Time.

2.10     Shareholder Communications

The Parties agree to promptly advise, consult and co-operate with each other in issuing any press releases or otherwise making public statements with respect to this Agreement or the Arrangement (including general communications to CE Franklin employees, suppliers or customers) and in making any filing with any Governmental Entity or with any stock exchange, including the Exchanges, with respect thereto.  Each Party shall use all reasonable commercial efforts to enable the other Party to review and comment on all such press releases prior to the release thereof and shall enable the other Party to review and comment on such filings prior to the filing thereof and reasonable consideration shall be given to any comments made; provided, however, that the foregoing shall be subject to each Party's overriding obligation to make disclosure in accordance with applicable Laws, and if such disclosure is required and the other Party has not reviewed or commented on the disclosure, the Party making such disclosure shall use reasonable commercial efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.  Each of Purchaser and CE Franklin agree to issue a press release with respect to this Agreement as soon as practicable after its due execution.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PURCHASER, ACQUISITIONCO AND GUARANTOR

3.1       Representations and Warranties

The Purchaser Parties hereby make to CE Franklin, jointly and severally, the representations and warranties set forth in Schedule 3.1 hereto and acknowledge that CE Franklin is relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the Arrangement.

3.2       Survival of Representations and Warranties

The representations and warranties of the Purchaser Parties contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF CE FRANKLIN

4.1       Representations and Warranties

CE Franklin hereby makes to the Purchaser Parties the representations and warranties set forth in Schedule 4.1 hereto, and acknowledges that the Purchaser Parties are relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the Arrangement.

4.2       Survival of Representations and Warranties

The representations and warranties of CE Franklin contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated.

ARTICLE V
COVENANTS

5.1       Covenants of CE Franklin

(a)
CE Franklin covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, unless otherwise (i) agreed to in writing by Purchaser (such agreement to be subject to applicable Law and not be unreasonably withheld, conditioned or delayed); (ii) required or expressly permitted or specifically contemplated by this Agreement or the Plan of Arrangement; (iii) disclosed to Purchaser in writing on or prior to the date hereof; or (iv) expressly contemplated by CE Franklin's business plan for the 2012 fiscal year (a copy of which has been provided to Purchaser prior to the date hereof and which includes, without limitation, the warehouse management system implementation and budgeted truck replacement program, each of which will result in expenditures prior to the Effective Time):

(i)
the business of CE Franklin shall be conducted only in, and CE Franklin shall not take any action except in the ordinary course of business and consistent with past practice, and CE Franklin shall use all reasonable commercial efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships;

(ii)
CE Franklin shall not directly or indirectly: (i) amend CE Franklin's constating documents or by-laws; (ii) declare, set aside or pay any dividend, reduction of capital or other distribution or payment in cash, shares or property (or any combination thereof) in respect of its shares owned by any Person; (iii) issue, grant, sell or pledge any shares of CE Franklin, CE Franklin Options, CE Franklin PSUs, CE Franklin RSUs or CE Franklin DSUs, or other securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of CE Franklin, other than CE Franklin Shares issuable pursuant to the terms of CE Franklin Options outstanding on the date hereof or outstanding CE Franklin Shares that may be delivered pursuant to CE Franklin PSUs, CE Franklin RSUs or CE Franklin DSUs outstanding on the date hereof; (iv) acquire, or cause EBP Trust to acquire any securities of CE Franklin; (v) split, consolidate, redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (vi) amend the terms of any of its securities; (vii) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of CE Franklin; or (viii) enter into, modify or terminate any Contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

(iii)
CE Franklin shall not directly or indirectly: (i) sell, pledge, lease, dispose of or encumber any assets of CE Franklin with a value individually or in the aggregate exceeding $100,000, other than the sale of inventory or the replacement of vehicles in the ordinary course of business and consistent with past practice; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or make any investment either by purchase of shares or securities, contributions of capital or purchase of any property or assets of any other individual or entity with a value individually or in the aggregate exceeding

$500,000, other than the acquisition of inventory in the ordinary course of business and consistent with past practice; (iii) incur any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except in all cases: in the ordinary course of business consistent with past practice or for fees payable to legal, accounting and financial advisors in connection with the Arrangement; (iv) pay, discharge or satisfy any claims, liabilities or obligations (including any regulatory investigation) which are material to the business of CE Franklin, other than liabilities reflected or reserved against in CE Franklin's most recently publicly available financial statements as of the date hereof or incurred in the ordinary course of business consistent with past practice or in connection with the Arrangement; (v) release or relinquish, or authorize or propose to do so, any contractual right which is material to the business of CE Franklin; (vi) terminate, fail to renew, allow to expire or lapse, cancel, waive, release, assign, grant or transfer any rights of value under or modify or change any existing license, permit, lease (other than ordinary course lease renewals), Contract or other document which is material to the business of CE Franklin other than in the ordinary course of business consistent with past practice; (vii) enter into or terminate any hedges, swaps or other financial instruments or like transaction in place on or prior to the date hereof, other than in the ordinary course, consistent with past practice; or (viii) authorize or propose any of the foregoing, or enter into or modify any Contract, agreement, commitment or arrangement to do any of the foregoing;

(iv)	CE Franklin shall not incur or commit to capital expenditures individually or in the aggregate exceeding $500,000;

(v)
except pursuant to existing written employment, termination or compensation arrangements, policies or agreements (copies of which have been provided to Purchaser on or prior to the date hereof), CE Franklin shall not grant to any officer or director an increase in compensation in any form, grant to any other employee or consultant any increase in compensation in any form, make any loan to any officer, director, employee or consultant, or take any action with respect to the grant of any change of control, severance, retention or termination pay to, or the entering into of any employment agreement with, any officer, director, employee or consultant of CE Franklin or with respect to any increase of benefits or perquisites, including those payable under its current change of control, severance or termination pay policies, provided that notwithstanding the foregoing CE Franklin shall be entitled to enter into arrangements for retention payments that will become payable on the Effective Date to certain employees in an aggregate amount not to exceed [TEXT DELETED: payment amount] for all employees, as previously disclosed in writing to Purchaser (the "Retention Payments");

(vi)
CE Franklin shall not adopt or amend or make any contribution to any bonus, profit sharing, option, restricted share, pension, retirement, post-retirement benefits, deferred compensation, insurance, retention, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of employees, officers or contractors, except as is necessary to comply with applicable Law or non-discretionary requirements of pre-existing plans, including contributions or accruals with respect to the Cash Bonus Policy;

(vii)
CE Franklin shall use its reasonable commercial efforts (taking into account insurance market conditions and offerings and industry practices) to cause its current insurance (or re-insurance) policies, including directors' and officers'

insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate be material to CE Franklin, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, and for greater certainty, shall be entitled to renew its existing insurance policies upon their expiry on June 1, 2012 on the basis set forth in this Section;

(viii)
CE Franklin shall not (i) change in any material respect any of its methods of reporting income or deductions for accounting or income tax purposes from those employed in the preparation of its income tax return for the taxation year ending December 31, 2011 except as may be required by applicable Law; (ii) make or revoke any material election relating to Taxes; (iii) settle, compromise or agree to the entry of judgment with respect to any proceeding relating to Taxes except for any settlement, compromise or agreement that is not material to CE Franklin; (iv) enter into any Tax sharing, Tax allocation or Tax indemnification agreement; or (v) make a request for a Tax ruling to any Governmental Entity;

(ix)	CE Franklin shall not enter into any agreement or arrangement that limits or otherwise restricts in any material respect CE Franklin from competing in any location or with any Person;

(x)	commence any material litigation (other than litigation in connection with the collection of accounts receivable or to enforce the terms of this Agreement or any confidentiality agreement); and

(xi)	CE Franklin shall not agree, resolve or commit to do or announce any of the foregoing.

(b)
Except for proxies and non-substantive communications with securityholders, and subject to its obligations under Section 2.10, CE Franklin shall furnish promptly to Purchaser or its counsel, a copy of each notice, report, schedule or other document delivered, filed or received by it in connection with: (i) the Arrangement; (ii) any filings under applicable Laws in connection with the transactions contemplated hereby; and (iii) any dealings with Governmental Entities in connection with the transactions contemplated hereby.

(c)
CE Franklin will conduct itself so as to keep Purchaser reasonably informed as to the material decisions or actions required or required to be made with respect to the operation of its business; provided that such disclosure is not otherwise prohibited by reason of a confidentiality obligation owed to a third party or otherwise prevented by applicable Law or is in respect to customer specific or competitively sensitive information.

(d)
CE Franklin shall promptly notify Purchaser in writing of any change which is or would reasonably be expected to be material to its business, operations, results of operations, assets, or financial condition, or of any material Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated), or of any change in any representation or warranty provided by CE Franklin in this Agreement which change is or would reasonably be expected to be of such a nature to cause the failure of the condition in Section 6.2(a) to be satisfied, and it shall in good faith discuss with Purchaser any change in circumstances (actual, anticipated, contemplated, or to the knowledge of CE Franklin, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Purchaser pursuant to this provision.

(e)
CE Franklin shall: (i) duly and timely file all tax returns required to be filed by it on or after the date hereof and all such Tax Returns shall be true, complete and correct in all material respects; and (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it.

(f)
CE Franklin shall not settle or compromise any Claim brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Arrangement prior to the Effective Date without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.

(g)
CE Franklin shall use its commercially reasonable efforts to obtain all third party consents required in connection with, and other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments and modifications to, any Material Contracts of CE Franklin:

(i)	in connection with, or required to permit, the completion of the transactions contemplated by this Agreement; and

(ii)	required in order to maintain any Material Contracts of CE Franklin in full force and effect following completion of the Arrangement,

in each case on terms that are reasonably satisfactory to Purchaser, and without paying, and without committing itself or Purchaser to pay, any consideration or incur any liability or obligation to or in respect of any such other Person without the prior written consent of Purchaser.

Nothing in this Agreement is intended to or shall result in Purchaser exercising material influence over the operations of CE Franklin, particularly in relation to operations in which the Parties compete or would compete, but for this Agreement, with each other, prior to the Effective Date.

5.2       Covenants of Purchaser Parties

(a)
Purchaser and CE Franklin acknowledge that, as at the date hereof, Purchaser has entered into CE Franklin Shareholder Support Agreements with Wilson Distribution Holdings LLC and with directors and officers of CE Franklin holding, in the aggregate, approximately 1% of the issued and outstanding CE Franklin Shares.  Purchaser and Acquisitionco each covenant and agree that they shall not agree with any Person to, or in any way advise, encourage or assist any other person to, agree to support the Arrangement Resolution other than by entering into a CE Franklin Shareholder Support Agreement in the form and content annexed in Schedule 5.1(a)(i) or Schedule 5.1(a)(ii) hereto, which shall respectively be the form of CE Franklin Shareholder Support Agreement used for (i) directors and officers of CE Franklin, and (ii) other CE Franklin Shareholders, unless otherwise agreed to by CE Franklin.

(b)
Purchaser and Acquisitionco shall ensure that sufficient funds are available on the Effective Date to permit the payment of the aggregate Arrangement Consideration payable to CE Franklin Shareholders pursuant to the Arrangement.

(c)
Purchaser and Acquisitionco shall promptly notify CE Franklin in writing of any material Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) regarding the transactions contemplated hereunder or of any change in any representation or warranty provided by Purchaser and Acquisitionco in this Agreement which change is or would reasonably be expected to be of such a nature to cause the failure of the condition in

Section 6.3(a) to be satisfied, and Purchaser and Acquisitionco shall in good faith discuss with CE Franklin any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Purchaser and Acquisitionco, threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to CE Franklin pursuant to this provision.

(d)
Guarantor will not take any actions or engage in any transactions, in either case outside of the ordinary course of business, which would impair its capability from a financial point of view to fulfill its guarantee of all of the obligations of Purchaser and Acquisitionco hereunder, including the obligation to fund the Arrangement Consideration at the Effective Time.

5.3       Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement or the Arrangement, during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms:

(a)
it shall use all reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article VI (other than the condition set forth in Section 6.1(e), which condition it shall use reasonable best efforts to satisfy (or cause the satisfaction of)) to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its reasonable commercial efforts (and in the case of the condition set forth in Section 6.1(e) its reasonable best efforts) to promptly: (i) obtain all necessary waivers, consents and approvals required to be obtained by it from parties to loan agreements, leases and other Contracts; (ii) obtain all necessary exemptions, consents, approvals and authorizations as are required to be obtained by it under all applicable Laws; (iii) effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement and participate and appear in any proceedings of either Party before Governmental Entities; (iv) oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the Arrangement; (v) fulfill all conditions and satisfy all provisions of this Agreement and the Arrangement, including delivery of the certificates of their respective officers contemplated by Section 6.2 and Section 6.3; and (vi) co-operate with the other Party in connection with the performance by it and its Subsidiaries of their obligations hereunder;

(b)
it shall cooperate fully with the other Party and such other Party's counsel, subject to the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, in the preparation of all filings, responses and submissions in relation to the Competition Act and any similar Laws, and, unless the Parties mutually agree in writing otherwise, each Party shall file the notification required under subsection 114(1) of the Competition Act as soon as possible and will use its reasonable commercial efforts to file such notification within 15 business days of the date hereof, and the Parties shall supply as promptly as practicable any additional information or documentary materials that may be required or as the Parties or their counsel agree may be advisable pursuant to the Competition Act or any similar Laws;

(c)
except as disclosed in writing to the other Party on or prior to the date hereof, it shall not engage in any meetings or material communications with any Governmental Entity in relation to the Arrangement, without counsel for the other Party being advised of same, having been given the opportunity to participate in such meetings or communications, and in any event shall immediately notify and provide copies to the other Party's counsel of any communications to or from a Governmental Entity in relation to the Arrangement;

(d)
notwithstanding Section 5.3(a), it shall not enter into any agreement or arrangement with a Governmental Entity or consent to any Competition Tribunal order in relation to the Arrangement without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed; and

(e)
it shall not take any action, refrain from taking any action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the Arrangement.

5.4       Change of Control Payments

The Parties acknowledge that the Arrangement will result in a "change of control" of CE Franklin for purposes of the Officer Obligations and will result in the Retention Payments becoming due and payable.  The Parties agree that any such Officer Obligations or Retention Payments that will become payable as of the Effective Date (the "Change of Control Payments") shall be paid in full (less any required withholdings) by CE Franklin, or deposited in trust with CE Franklin's legal counsel for payment, immediately prior to or concurrent with the Effective Time.  In the event that any employees other than those entitled to the Officer Obligations will not be continuing as employees of CE Franklin following the Effective Date at the request of Purchaser or Acquisitionco, the Parties agree that CE Franklin will pay severance to such Persons consistent with CE Franklin's internal severance guideline (as disclosed in the Disclosure Letter) for a period of 90 days from the Effective Date, the terms of any written employment agreement and applicable Law.  If the Arrangement is completed, the Parties agree that they shall cause CE Franklin to fulfill any remaining obligations pursuant to the Retention Payments.

5.5       Equity-Based Awards

The Parties acknowledge and agree that:

(a)
the Arrangement will result in a "change of control" of CE Franklin such that the vesting rights of participants in the CE Franklin Incentive Compensation Plans shall be accelerated and the CE Franklin Board may make all such necessary determinations and take all such necessary actions to facilitate same;

(b)	CE Franklin Options, CE Franklin PSUs and CE Franklin RSUs that are not exercised prior to the Effective Time shall be arranged and terminated in accordance with the Plan of Arrangement;

(c)	the CE Franklin DSU Plan shall be terminated and the CE Franklin DSUs shall be arranged and terminated all in accordance with the Plan of Arrangement; and

(d)
CE Franklin shall use reasonable commercial efforts to obtain any necessary consents and agreements to the Arrangement from holders of any securities under the CE Franklin Incentive Compensation Plans.

ARTICLE VI
CONDITIONS

6.1       Mutual Conditions

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)
the Interim Order shall have been granted in form and substance satisfactory to each of Purchaser and CE Franklin, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to either of Purchaser or CE Franklin, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been passed by the CE Franklin Shareholders in accordance with the Interim Order;

(c)
the Final Order shall have been granted in form and substance satisfactory to Purchaser and CE Franklin, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either of Purchaser or CE Franklin, acting reasonably, on appeal or otherwise;

(d)	the Articles of Arrangement to be filed with the Registrar in accordance with this Agreement shall be in form and substance satisfactory to each of Purchaser and CE Franklin, acting reasonably;

(e)	either one or more of the following shall have occurred (the "Competition Act Approval"):

(i)
the applicable waiting period under section 123 of the Competition Act shall have expired or been terminated or waived, and the Commissioner has issued a letter to the Parties indicating that she does not intend at that time to make an application under Section 92 of the Competition Act precluding completion of the Arrangement contemplated by the Agreement and any terms and conditions attached to any such letter shall be acceptable to each of Purchaser and CE Franklin, acting reasonably; or

(ii)
the Commissioner shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act in respect of the Arrangement contemplated by this Agreement in form and substance acceptable to each of Purchaser and CE Franklin, acting reasonably; and

(f)
there shall not be pending (or, with respect to any suit, action or proceeding by any Governmental Entity, threatened in writing), any suit, action or proceeding (i) by any Person other than a Governmental Entity which in the judgement of the Parties has a reasonable likelihood of success, or (ii) by any Governmental Entity seeking to prohibit, restrict or materially delay the acquisition by Purchaser or Acquisitionco of any CE Franklin Shares, seeking to restrain or prohibit the consummation of the Arrangement or seeking to obtain from CE Franklin any material damages directly or indirectly in connection with the Arrangement and no Law shall have been enacted, promulgated or issued which would prohibit or prevent the completion of the Arrangement.

6.2       Purchaser Conditions

The obligation of Purchaser and Acquisitionco to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
the representations and warranties made by CE Franklin in this Agreement shall be true and correct as of the Effective Date (without giving effect to, applying or taking into consideration any materiality qualification already contained in such representation and warranty) as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of CE Franklin or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and CE Franklin shall have provided to Purchaser a certificate of two senior officers of CE Franklin certifying the foregoing on the Effective Date on behalf of CE Franklin and not in their personal capacities;

(b)
all covenants and agreements of CE Franklin under this Agreement to be performed on or before the Effective Time shall have been duly performed by CE Franklin in all material respects, and CE Franklin shall have provided to Purchaser a certificate of two senior officers of CE Franklin certifying the foregoing on the Effective Date on behalf of CE Franklin and not in their personal capacities;

(c)	no Material Adverse Change in respect of CE Franklin shall have occurred or been disclosed after the date hereof;

(d)
the aggregate number of CE Franklin Shares held, directly or indirectly, by those holders of such CE Franklin Shares who have validly exercised Dissent Rights and not withdrawn such exercise in connection with the Arrangement (or instituted proceedings to exercise Dissent Rights) shall not exceed 10% of the aggregate number of CE Franklin Shares outstanding as of the Effective Time;

(e)	none of the Non-Competition Agreements shall have been terminated or amended;

(f)
the third party consents listed in paragraph (c) in respect of Schedule 4.1 in the Disclosure Letter, shall have been obtained or received on terms that are satisfactory to Purchaser, acting reasonably, and reasonable evidence of this shall have been delivered to Purchaser; and

(g)
there shall not be pending (or, with respect to any suit, action or proceeding by any Governmental Entity, threatened in writing), any suit, action or proceeding by (i) any Person other than a Governmental Entity which in the judgement of Purchaser has a reasonable likelihood of success, or (ii) by any Governmental Entity:

(i)
seeking to prohibit or limit the ownership or operation by CE Franklin, Purchaser or Acquisitionco or any of their respective affiliates of any material portion of the business or assets of CE Franklin or to compel Purchaser or Acquisitionco to dispose or divest of or hold separate any material portion of the business or assets of CE Franklin;

(ii)	seeking to impose material limitations on the ability of Purchaser or Acquisitionco to acquire, hold, or exercise full rights of ownership of the CE Franklin Shares;

(iii)	seeking to prohibit Purchaser or Acquisitionco from effectively controlling in any material respect the business or operations of CE Franklin; or

(iv)	which, if successful, in the judgement of Purchaser is reasonably likely to have a Material Adverse Effect on Purchaser, Acquisitionco or CE Franklin (after consummation of the Arrangement).

The conditions in this Section 6.2 are for the exclusive benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances or may be waived in writing by Purchaser in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Purchaser may have.

6.3       CE Franklin Conditions

The obligation of CE Franklin to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
the representations and warranties made by the Purchaser Parties in this Agreement shall be true and correct as of the Effective Date (without giving effect to, applying or taking into consideration any materiality qualification already contained in such representation and warranty) as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not or would not reasonably be expected to materially impede completion of the Arrangement, and the Purchaser Parties shall have provided to CE Franklin a certificate of two senior officers of the Purchaser Parties certifying the foregoing on the Effective Date on behalf of the Purchaser Parties and not in their personal capacities; and

(b)
all covenants and agreements of the Purchaser Parties under this Agreement to be performed on or before the Effective Time shall have been duly performed by the applicable Purchaser Party in all material respects, and the Purchaser Parties shall have provided to CE Franklin a certificate of two senior officers of the Purchaser Parties certifying the foregoing on the Effective Date on behalf of the Purchaser Parties and not in their personal capacities.

The conditions in this Section 6.3 are for the exclusive benefit of CE Franklin and may be asserted by CE Franklin regardless of the circumstances or may be waived by CE Franklin in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which CE Franklin may have.

6.4       Notice and Cure Provisions

Each Party will give prompt written notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Time, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)	result in the failure to comply with or satisfy, in any material respect, any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time; or

(b)	result in the failure to satisfy any of the conditions precedent in its favour set forth in Sections 6.1, 6.2 and 6.3, as the case may be.

If any of the conditions set forth in Sections 6.1, 6.2 and 6.3 hereof shall not be complied with or waived by the Party for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may rescind and terminate this Agreement as provided in Section 8.1(d) hereof; provided that neither Purchaser, Acquisitionco or Guarantor on the one hand, nor CE Franklin on the other, may elect to rescind and terminate this Agreement pursuant to the conditions contained in Sections 6.1, 6.2 and 6.3 or exercise any termination right arising therefrom unless the Party seeking to terminate this Agreement shall have delivered a written notice to the other Party prior to the Effective Time specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the termination right. If any such notice is delivered, provided that the Party to whom the notice was delivered is proceeding diligently to cure such matter and such matter is reasonably capable of being cured the Party delivering such notice may not exercise such termination right until the earlier of (i) the Outside Date; and (ii) the date that is 10 business days following receipt of such notice by the Party to whom the notice was delivered, if such matter has not been cured by such date. If such notice has been delivered prior to the date of the CE Franklin Shareholders’ Meeting, such meeting shall, unless the Parties agree otherwise, be postponed or adjourned until the earlier of (A) five business days prior to the Outside Date, and (B) the date that is 10 business days following receipt of such notice by the Party to whom the notice was delivered (without causing any breach of any other provision contained herein).

6.5       Merger of Conditions

Subject to applicable Law, the conditions set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released upon the issuance of a Certificate in respect of the Arrangement.

ARTICLE VII
ADDITIONAL AGREEMENTS

7.1       Covenant Regarding Non-Solicitation

(a)	Except as expressly provided in this Section 7.1, from and after the date of this Agreement, CE Franklin shall not, directly or indirectly, through any of its Representatives:

(i)
solicit, assist, facilitate, knowingly encourage or initiate (in each case including by way of discussion, negotiation, furnishing information, permitting any visit to any facilities or properties or entering into any understanding, arrangement or agreement) any inquiries, requests or proposals or offers regarding an Acquisition Proposal;

(ii)
participate in any discussions or negotiations, including by furnishing any information relating to CE Franklin or affording access to the business, properties, assets, books or records of CE Franklin, with any Person (other than Purchaser) regarding an Acquisition Proposal;

(iii)	make a Change in Recommendation;

(iv)	accept, approve, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal; or

(v)
accept, approve, endorse, recommend or enter into, or publicly propose to accept, approve, endorse, recommend or enter into, any agreement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by Section 7.1(c)).

(b)
CE Franklin shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted heretofore by CE Franklin or any of its Representatives with respect to any actual or potential Acquisition Proposal, and, in connection therewith, CE Franklin shall immediately discontinue access to any virtual or physical Data Room established by CE Franklin (and not establish or allow access to any other data rooms, virtual or otherwise or otherwise furnish information) and shall request (and exercise all rights it has to require) the return or destruction of all confidential information regarding CE Franklin previously provided to any such Person. CE Franklin agrees that it shall not terminate, waive, release, amend, modify or otherwise forebear from the enforcement of, and use commercially reasonable efforts to prosecute and enforce, any agreement containing standstill provisions and any provision of any existing confidentiality agreement or any standstill agreement to which it is a party. CE Franklin represents and warrants that, as of the date of this Agreement, it has not waived any standstill provisions that would otherwise be in effect at the date of this Agreement.

(c)
Notwithstanding Section 7.1(a), Section 7.1(b) and any other provision of this Agreement, if at any time following the date of this Agreement, CE Franklin receives a written Acquisition Proposal not resulting from a breach of Section 7.1(a) and the CE Franklin Board determines in good faith, after consultation with its financial advisors and outside legal advisors, (A) that such Acquisition Proposal constitutes or would reasonably be expected to constitute a Superior Proposal, and (B) that the failure to take the relevant action would be inconsistent with its fiduciary duties under applicable Law, then CE Franklin may, following compliance with Section 7.1(d):

(i)	furnish information with respect to CE Franklin to the Person making such Acquisition Proposal; and/or

(ii)	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the Person making such Acquisition Proposal;

provided that CE Franklin shall not, and shall not allow its Representatives to, disclose any non-public information to such Person without having entered into a confidentiality and standstill agreement with such Person that contains provisions that are no less favourable to CE Franklin than those contained in the Confidentiality Agreement (a correct and complete copy of which confidentiality and standstill agreement shall be provided to Purchaser before any such non-public information is provided), provided that such confidentiality and standstill agreement may not include any provision calling for an exclusive right to negotiate with CE Franklin and may not restrict CE Franklin or its Representatives from complying with this Section 7.1, and shall promptly provide to Purchaser any material non-public information concerning CE Franklin provided to such other Person which was not previously provided to Purchaser.

(d)
CE Franklin shall promptly (and in any event within 24 hours following receipt) notify Purchaser (at first orally and thereafter in writing) in the event it receives after the date hereof, an Acquisition Proposal (including any request for non-public information relating to CE Franklin on a consolidated basis or for access to the properties, books or records of CE Franklin, in each case, in connection with an Acquisition Proposal), and shall provide a copy thereof to Purchaser together with such details of the proposal, offer, inquiry or request as Purchaser may reasonably request (including the identity of the Person making the Acquisition Proposal and the terms and conditions thereof), and shall reasonably inform Purchaser in writing as to the status of developments and negotiations with respect to such Acquisition Proposal, including any changes to the material terms or conditions, of such Acquisition Proposal.

(e)
Notwithstanding anything in this Agreement to the contrary, if at any time following the date of this Agreement CE Franklin receives an Acquisition Proposal not resulting from a breach of Section 7.1(a) that the CE Franklin Board concludes in good faith, after consultation with its financial and outside legal advisors, constitutes a Superior Proposal, the CE Franklin Board may, subject to compliance with the procedures set forth in Section 7.2, authorize CE Franklin to pay the Termination Payment and terminate this Agreement and thereafter accept, recommend, approve or enter into such definitive agreement with respect to such Superior Proposal if the CE Franklin Board determines in good faith, after consultation with its outside legal advisors, that failure to take such action would be inconsistent with its fiduciary duties under applicable Law, and if and only if:

(i)	CE Franklin has complied fully with all of its obligations under this Section 7.1;

(ii)
it has provided Purchaser with a copy of the Superior Proposal document and all supporting materials, including any financing documents supplied to CE Franklin Board in connection therewith, and written confirmation from CE Franklin that the CE Franklin Board has determined that the proposal constitutes a Superior Proposal;

(iii)	three business days (the "Matching Period") shall have elapsed from the date that is the later of:

(1)
the date Purchaser received written notice advising Purchaser that the CE Franklin Board has resolved, subject only to compliance with this Section 7.1, to terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal; and

(2)	the date Purchaser has received all of the materials set forth in Section 7.1(e)(ii); and

(iv)
Purchaser has offered to amend the terms of the Arrangement and this Agreement during the Matching Period pursuant to Section 7.1(f), such Acquisition Proposal continues to be a Superior Proposal compared to the amendment offered by Purchaser during the Matching Period.

(f)
During the Matching Period, CE Franklin agrees that Purchaser shall have the right, but not the obligation, to offer to amend the terms of the Arrangement and this Agreement. The CE Franklin Board shall review any offer by Purchaser to amend the terms of the Arrangement and this Agreement in good faith in order to determine, in the exercise of its fiduciary duties and in consultation with its financial and outside legal advisors, whether Purchaser's amended offer, upon acceptance by CE Franklin would cause the Superior Proposal giving rise to the Matching Period to cease to be a Superior Proposal. If the CE Franklin Board so determines, CE Franklin shall enter into an amended agreement with Purchaser reflecting Purchaser's amended offer. If the CE Franklin Board continues to believe, in good faith, in the exercise of its fiduciary duties and after consultation with its financial and outside legal advisors, that such Superior Proposal remains a Superior Proposal and therefore rejects Purchaser's amended offer, if any, during the Matching Period or Purchaser fails to enter into an agreement with CE Franklin reflecting such amended offer during the Matching Period, CE Franklin and the CE Franklin Board may, subject to compliance with the other provisions hereof including payment of the Termination Payment, terminate this Agreement, in order to accept, recommend, approve or enter into a definitive agreement in respect of the Superior Proposal.

(g)
In the event that CE Franklin provides the notice contemplated by Section 7.1(e)(ii) on a date which is less than three business days prior to the CE Franklin Shareholders’ Meeting, Purchaser shall be entitled to require CE Franklin to adjourn or postpone the CE Franklin Shareholders’ Meeting to a date that is not more than five business days after the date of such notice.

(h)
CE Franklin acknowledges that each amendment or modification to any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Section 7.1(e)(iii) and shall initiate a new three business day Matching Period.

(i)	CE Franklin shall ensure that its Representatives are aware of the obligations in this Section 7.1 and CE Franklin shall be responsible for any breach of this Section 7.1 by its Representatives.

(j)
Nothing contained in this Agreement shall prohibit the CE Franklin Board from making a Change in Recommendation in the manner set forth in Section 7.2(a)(i) or (ii) prior to the approval of the Arrangement by the CE Franklin Shareholders, if the CE Franklin Board determines, in good faith (after consultation with its financial advisor(s) and after receiving written advice of outside legal counsel), that such Change in Recommendation is necessary for the CE Franklin Board to act in a manner consistent with its fiduciary duties under applicable Laws; provided that (i) not less than three business days before the CE Franklin Board considers any proposal in respect of any such Change in Recommendation, CE Franklin shall give the Purchaser Parties written notice of such proposal and promptly advise the Purchaser Parties of the proposed consideration of such proposal; (ii) the foregoing shall not relieve CE Franklin from its obligation to proceed to call and hold the CE Franklin Shareholders’ Meeting and to hold the vote on the Arrangement Resolution as provided herein and in the Interim Order (provided that, except as required under applicable Laws, CE Franklin shall be relieved from its obligations to actively solicit  proxies in favour of the Arrangement in such circumstances), except in circumstances where this Agreement is terminated in accordance with the terms hereof; and (iii) for greater certainty, in the event of any such Change in Recommendation, CE Franklin shall pay the Termination Payment as required by Section 7.2.

7.2       Termination Payment

If at any time after the execution of this Agreement:

(a)
a "Change in Recommendation" occurs as described in paragraphs (i) through (vi) below (unless Purchaser is then in material breach of its obligations hereunder and such Change in Recommendation relates to such breach):

(i)	the CE Franklin Board fails to recommend this Agreement or the Arrangement in the manner contemplated by Section 2.2(a)(ii);

(ii)
the CE Franklin Board withdraws, amends, modifies or qualifies, in a manner adverse to Purchaser, the approval or recommendation by the CE Franklin Board of the Arrangement, or publicly proposes or publicly states its intention to do so or shall have resolved to do so prior to the Effective Date;

(iii)
the CE Franklin Board fails to publicly reconfirm its recommendation in support of this Agreement and the Arrangement within two business days of the request of Purchaser following (A) the public announcement of an Acquisition Proposal that the CE Franklin Board has determined is not a Superior Proposal in accordance with Section 7.1, or (B) the entering into of an amended agreement with Purchaser pursuant to Section 7.1(f);

(iv)	the CE Franklin Board accepts, approves, endorses or recommends to CE Franklin Shareholders, to the extent applicable, an Acquisition Proposal;

(v)	CE Franklin enters into a written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 7.1(c)); or

(vi)	CE Franklin shall have publicly announced the intention to do any of the foregoing;

(b)
prior to the CE Franklin Shareholders' Meeting, a bona fide Acquisition Proposal is publicly announced or made to the CE Franklin Shareholders or any Person shall have publicly announced an intention to make a bona fide Acquisition Proposal in respect of CE Franklin  and, after such Acquisition Proposal shall have been made known, made or announced, CE Franklin  Shareholders do not approve the Arrangement, and an Acquisition Proposal is consummated or effected as applicable within nine months of the date such Acquisition Proposal is publicly announced or made; and for the purpose of this paragraph the references in the definition of "Acquisition Proposal" to "20% or more" or "greater than 20%" shall be deemed to be references to "50% or more" or "greater than 50%";

(c)	the CE Franklin Board accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d)	CE Franklin or it Representatives shall have breached Section 7.1 in any material respect.

(each of the above being a "Termination Event") then CE Franklin shall pay in cash to or as directed by Purchaser a fee in the amount of $7,500,000 (the "Termination Payment") in immediately available funds to an account designated by Purchaser, and after such event but prior to payment of such amount, CE Franklin shall be deemed to hold such funds in trust for Purchaser.  CE Franklin shall only be obligated to pay one Termination Payment pursuant to this Section 7.2.  Upon receipt of the Termination Payment by Purchaser, notwithstanding anything else in this Agreement the Purchaser Parties shall have no further claim or remedy against CE Franklin in respect of any Termination Event.  If a Termination Event occurs in circumstances described in: (A) paragraph 7.2(a) above (other than as set out in paragraph 7.2(a)(v)) and paragraph 7.2(d) above, the Termination Payment shall be paid within two business days of the occurrence of such Termination Event, (B) paragraph 7.2(a)(v) or paragraph 7.2(c) above, the Termination Payment shall be paid within two business days of the determination of the CE Franklin Board to enter into such an agreement and prior to CE Franklin entering into such an agreement; and (C) paragraph 7.2(b) above, the Termination Payment shall be paid immediately upon consummation of the Acquisition Proposal.

7.3       Payment of Termination Payment

(a)
If CE Franklin fails to pay the Termination Payment when due hereunder, and, in order to obtain such payment, Purchaser commences a suit that results in a judgement against CE Franklin for such amount, CE Franklin shall pay the costs and expenses (including reasonable fees and expenses of legal counsel) incurred by Purchaser in connection with such suit.

(b)
Any Termination Payment payable by CE Franklin shall be without deduction or withholding for, or on account of, any present or future Taxes, unless such deduction or withholding is required by Law. If CE Franklin is required by applicable Laws to deduct or withhold any Taxes from any payment of a Termination Payment, (i) CE Franklin shall make such required deductions or withholdings, and (ii) CE Franklin shall remit the full amount deducted or withheld to the appropriate Governmental Entity in accordance with applicable Laws.  To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to Purchaser.

(c)
Each of the Parties acknowledges that the agreements contained in Sections 7.2, 7.3 and this 7.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that the Termination Payment set out in Section 7.2 is a payment of liquidated damages that is a genuine pre-estimate of the damages which Purchaser will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. CE Franklin irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive.

7.4       Fees and Expenses

Except as set forth herein, each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement.  Purchaser and CE Franklin shall share equally any filing fees payable for or in respect of any application, notification or other filing made under the Competition Act.

7.5       Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Date and the termination of this Agreement, CE Franklin shall, and shall cause its Representatives to, subject to all applicable Laws and in accordance with the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, afford to Purchaser and the Representatives of Purchaser reasonable access to CE Franklin's officers, employees, agents, properties, books, records and Contracts and shall furnish Purchaser with all data and information as Purchaser may reasonably request, subject to the conditions contained in the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, in order to permit Purchaser to be in a position to expeditiously and efficiently integrate the businesses and operations of Purchaser and CE Franklin immediately upon but not prior to the Effective Date.

7.6       Insurance, Indemnification and Resignations

(a)
Purchaser, Acquisitionco and CE Franklin agree that CE Franklin will maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors' and officers' liability insurance providing protection no less favourable than the protection provided by the policies maintained by CE Franklin as are in effect immediately prior to the Effective Date and providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of CE Franklin with respect to Claims arising from facts or events which occurred prior to the Effective Date, provided that the total cost of such insurance coverage shall not exceed $350,000.

(b)
The Parties agree that all rights to indemnification or exculpation now existing in favour of present and former officers and directors of CE Franklin, as provided by Contract, in CE Franklin's articles or by-laws in effect as of the date of this Agreement or pursuant to the provisions of applicable corporate legislation, shall survive and shall continue in full force and effect without modification for a period of not less than the later of their terms, if any, or the statutes of limitations applicable to such matters, and if the Arrangement is completed Purchaser and Acquisitionco further unconditionally and irrevocably covenant and agree to be jointly and severally liable with CE Franklin for the performance of this covenant following the Effective Date.

(c)
CE Franklin shall use its reasonable commercial efforts (recognizing the necessity to pay appropriate employee severance consistent with past practice and in accordance with CE Franklin's internal severance guidelines (as disclosed in the Disclosure Letter) and any written employment agreements) to cause to be delivered to Purchaser on the Effective Date resignations, effective on the Effective Date, of the officers and directors of CE Franklin as designated in writing by Purchaser at least five business days prior to the Effective Date. CE Franklin shall also cause to be delivered by such designated officers and directors concurrently with the delivery of the resignations as aforesaid duly executed mutual releases in form and content satisfactory to Purchaser, acting reasonably, which shall contain, without limitation, a release from each such individual of all their claims against CE Franklin (except for any claims relating to unpaid remuneration, including bonus, severance and change of control payments and relating to indemnifications), and from CE Franklin, a release from CE Franklin of all its claims against such designated director and officers, except for claims relating to fraud, intentional misrepresentation or wilful misconduct.

7.7       Employees

Following the Effective Time, Purchaser shall cause CE Franklin to provide the individuals who are employees ("Employees") of CE Franklin immediately prior to the Effective Time with compensation and benefits that are substantially similar to the compensation and benefits provided to employees of Purchaser who perform comparable services for Purchaser.  At the Effective Time, the Employees shall cease to participate in the CE Franklin Employee Plans.

7.8       Financial Advisors

CE Franklin represents and warrants to Purchaser that, except for CIBC World Markets Inc., no financial advisor, broker, finder or investment banker is entitled to be paid any brokerage, finder's or other fee or commission by CE Franklin, or to the reimbursement by CE Franklin of any of its expenses, in connection with the Arrangement.  CE Franklin has provided to Purchaser a correct and complete copy of all agreements relating to the arrangements between it and its financial advisors as are in existence at the date hereof and agrees not to amend the terms of any such agreement relating to the payment of fees and expenses or indemnification without the prior written approval of Purchaser.

7.9       Guarantee by Purchaser

Purchaser hereby unconditionally and irrevocably guarantees in favour of CE Franklin that it will carry out, or cause to be carried out, all of Acquisitionco's obligations hereunder, including the due and punctual performance by Acquisitionco of Acquisitionco’s obligation hereunder to pay the Arrangement Consideration.

7.10     Guarantee by Guarantor

In consideration for CE Franklin entering into this Agreement, Guarantor hereby unconditionally and irrevocably guarantees in favour of CE Franklin that it will carry out, or cause to be carried out, all of the obligations of Purchaser and Acquisitionco  hereunder, including the due and punctual payment of the Arrangement Consideration.  For greater certainty, CE Franklin shall not be bound to exhaust its recourse against Acqusitionco or Purchaser or to pursue any rights or remedies CE Franklin may have against Acquisitionco or Purchaser before seeking recourse against Guarantor for any failure of Purchaser or Acquisitionco to fulfill their obligations hereunder, including the obligation to fund the Arrangement Consideration at the Effective Time.

ARTICLE VIII
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1       Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written consent of Purchaser, Acquisitionco and CE Franklin;

(b)
by either Purchaser, Acquisitionco or CE Franklin if the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;

(c)
by either Purchaser, Acquisitionco or CE Franklin if the Arrangement Resolution shall have failed to receive the requisite vote of the CE Franklin Shareholders of record (voting together as a single class) for approval at the CE Franklin Shareholders’ Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

(d)
as provided in Section 6.4; provided that the Party seeking termination is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Sections 6.2 or 6.3, as applicable, not to be satisfied;

(e)	by Purchaser upon the occurrence of a Termination Event in respect of CE Franklin as provided in Section 7.2; or

(f)
by CE Franklin upon the acceptance, recommendation, approval or entering into by CE Franklin of an agreement to implement a Superior Proposal in accordance with Section 7.1(e), provided that CE Franklin (i) has complied with its obligations set forth in Section 7.1 and (ii) contemporaneously with the termination of this Agreement pays the Termination Payment required pursuant to Section 7.2.

8.2       Effect of Termination

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (f) of Section 8.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder, except with respect to the obligations set forth in this Section 8.2, Sections 2.5(e) and (f), Sections 7.2, 7.3 and 7.4 (but only in respect of a Termination Event which has occurred or in the case of a Termination Event in Section 7.2(b), commenced) and, where applicable, Section 9.8, which shall survive any termination hereof. Nothing contained in this Section shall relieve any Party from liability for any breach of any provision of this Agreement.  No termination of this Agreement shall affect the obligations of the Parties pursuant to the Confidentiality Agreement, except to the extent specified therein.

8.3       Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the CE Franklin Shareholders' Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, subject to the Interim Order and Final Order and applicable Laws.

8.4       Waiver

Either Party may (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive compliance with any of the other Party's agreements or the fulfillment of any conditions to its own obligations contained herein, and (c) waive inaccuracies in any of the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and such waiver shall apply only to the specific matters identified in such instrument.

ARTICLE IX
GENERAL PROVISIONS

9.1       Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):

(a)	if to Purchaser:

NOCL Holding B.V.
7909 Parkwood Circle Dr
Houston, TX 77036
USA

Attention:             General Counsel
Telephone:           713-346-7550
Facsimile:            713-346-7995

with a copy to:

Fraser Milner Casgrain LLP
1500, 850 – 2nd Street SW
Calgary, Alberta T2P 0R8
Attention: Bill Gilliland
Telephone: 403-268-6826
Facsimile: 403-268-3100

(b)	if to Acquisitionco:

NOV Distribution Services ULC
7909 Parkwood Circle Dr
Houston, TX 77036
USA

Attention:             General Counsel
Telephone:           713-346-7550
Facsimile:            713-346-7995

with a copy to:

Fraser Milner Casgrain LLP
1500, 850 – 2nd Street SW
Calgary, Alberta T2P 0R8
Attention: Bill Gilliland
Telephone: 403-268-6826
Facsimile: 403-268-3100

(c)	if to Guarantor:

Dreco Energy Services ULC
7909 Parkwood Circle Dr
Houston, TX 77036
USA

Attention:             General Counsel
Telephone:           713-346-7550
Facsimile:            713-346-7995

with a copy to:

Fraser Milner Casgrain LLP
1500, 850 – 2nd Street SW
Calgary, Alberta T2P 0R8
Attention: Bill Gilliland
Telephone: 403-268-6826
Facsimile: 403-268-3100

(d)	if to CE Franklin:

CE Franklin Ltd.
1800, 635 - 8 Avenue S.W.
Calgary, AB  T2P 3M3

Attention:             Special Committee
   c/o Michael West, President & Chief Executive Officer
Telephone:           (403) 531-5600
Facsimile:            (403) 265-1968

with a copy to:

Norton Rose Canada LLP
3700, 400 - 3rd Avenue S.W.
Calgary, Alberta  T2P 4H2

Attention:             Robert J. Engbloom
Telephone:           (403) 267-8222
Facsimile:            (403) 264-5973

9.2       Entire Agreement; Binding Effect

This Agreement: (a) together with the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof; and (b) shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

9.3       Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the Parties hereto without the prior written consent of the other Party.

9.4       Time of Essence

Time shall be of the essence in this Agreement.

9.5       Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

9.6       Specific Performance

Purchaser, Acquisitionco, Guarantor and CE Franklin agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement or the Confidentiality Agreement or any other subsequent written agreement that addresses confidentiality between the Parties were not performed by any of the Parties in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that each Party shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of this Agreement or the Confidentiality Agreement or any other subsequent written agreement that addresses confidentiality between the Parties or to otherwise obtain specific performance of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.7       Third Party Beneficiaries

The provisions of: (a) Section 7.6 are intended for the benefit of all present and former directors and officers of CE Franklin, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors administrators and other legal representatives and (b) Sections 5.5 and 7.7 are intended for the benefit of all present and former directors, officers, employees and consultants of CE Franklin, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors administrators and other legal representatives, as may be modified by the terms of any release of CE Franklin provided by such Persons (collectively, the Persons referred to in this Section 9.7 are referred to as the "Third Party Beneficiaries").  Purchaser, Acquisitionco and CE Franklin shall hold the rights and benefits of Sections 5.5, 7.6 and 7.7 in trust for and on behalf of the Third Party Beneficiaries and each of Purchaser, Acquisitionco and CE Franklin hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and the provisions of Sections 5.5, 7.6 and 7.7 are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by Contract or otherwise.  Except as provided in this Section 9.7, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

9.8       Privacy Issues

(a)	For the purposes of this Section 9.8, the following definitions shall apply:

"applicable privacy laws" means any and all Applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including the Personal Information Protection and Electronic Documents Act (Canada) and any comparable provincial Laws, including the Personal Information Protection Act (Alberta);

"authorized authority" means, in relation to any Person, transaction or event, any Governmental Authority having jurisdiction over such Person, transaction or event; and

"Personal Information" means information (other than business contact information when used or disclosed for the purpose of contacting such individual in that individual's capacity as an employee or an official of an organization and for no other purpose) about an identifiable individual disclosed or transferred to Purchaser or Acquisitionco or any of their affiliates by CE Franklin in accordance with this Agreement or as a condition of the Arrangement.

(b)
The Parties acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use or disclosure of Personal Information disclosed or transferred to Purchaser or Acquisitionco or any of their affiliates by CE Franklin in accordance with this Agreement or as a condition of the Arrangement (the "Disclosed Personal Information").

(c)
Prior to the completion of the Arrangement, no Party shall collect, use or disclose the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.  After the completion of the transactions contemplated herein, a Party may only collect, use and disclose the Disclosed Personal Information for the purposes for which the Disclosed Personal Information was initially collected from or in respect of the individual to which such Disclosed Personal Information relates or for the completion of the transactions contemplated herein, unless:

(i)	either Party shall have first notified such individual of such additional purpose, and where required by Applicable Law, obtained the consent of such individual to such additional purpose; or

(ii)	such use or disclosure is permitted or authorized by applicable Law, without notice to, or consent from, such individual.

(d)
Each Party acknowledges and confirms that the disclosure of the Disclosed Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement and the Acquisition, and that the Disclosed Personal Information relates solely to the carrying on of the business or the completion of the Arrangement and the Acquisition.

(e)	Each Party acknowledges and confirms that it has taken and shall continue to take reasonable security measures, in accordance with applicable Law, to protect any Disclosed Personal Information.

(f)
Each Party shall at all times keep confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder.  Prior to the completion of the Arrangement, each Party shall take reasonable steps to ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access such information in order to complete the Arrangement.

(g)
Where authorized by applicable Law, each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, variations or withdrawals of consent and Claims of which the Party is made aware in connection with the Disclosed Personal Information.  To the extent permitted by applicable Law, the Parties shall fully co-operate with one another, with the Persons to whom the Disclosed Personal Information relates, and any Governmental Entity charged with enforcement of applicable privacy Laws, in responding to such inquiries, complaints, requests for access, variations or withdrawals of consent and Claims.

(h)
Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of any Party, the other Parties shall forthwith cease all use of the Disclosed Personal Information acquired by it in connection with this Agreement and will return to the requesting Party or, at the requesting Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies thereof) in its possession.

9.9       Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the laws of Canada applicable therein, and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

9.10     Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)
the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

9.11     Counterparts

This Agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

[The remainder of this page is left blank intentionally]

IN WITNESS WHEREOF the Parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

NOCL HOLDING B.V.

by:	(signed) "Dwight W. Rettig"
Name	Dwight W. Rettig
Title:

by:
Name:
Title:

NOV DISTRIBUTION SERVICES ULC

by:	(signed) "Dwight W. Rettig"
Name:	Dwight W. Rettig
Title:

by:
Name:
Title:

DRECO ENERGY SERVICES ULC

by:	(signed) "Dwight W. Rettig"
Name:	Dwight W. Rettig
Title:

by:
Name:
Title:

CE FRANKLIN LTD.

by:	(signed) "Michael West"
Name:	Michael West
Title:	President and Chief Executive Officer

by:	(signed) "Derren Newell"
Name:	Derren Newell
Title:	Vice President and Chief Financial Officer

Schedule 1.1(a)

Plan of Arrangement

Schedule 1.1(b)

Form of Arrangement Resolution

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(1)           The arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) (the "ABCA") involving NOCL Holding B.V. ("Purchaser"), NOV Distribution Services ULC ("Acquisitionco") and CE Franklin Ltd. (the "Company"), as more particularly described and set forth in the management proxy circular (the "Circular") of the Company accompanying the notice of this meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(2)           The plan of arrangement (the "Plan of Arrangement") involving the Company, the full text of which is set out as Schedule 1.1(a) to the Arrangement Agreement made as of May 30, 2012 between Purchaser, Acquisitionco, Dreco Energy Services ULC and the Company (the "Arrangement Agreement"), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(3)           The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

(4)           Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Court of Queen's Bench of Alberta, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

(5)           Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and to deliver to the Registrar under the ABCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

(6)           Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Schedule 3.1

Representations and Warranties of Purchaser Parties

(a)           Organization and Qualification.  Purchaser is a Dutch private company with limited liability formed, validly existing and in good standing under the Laws of the Netherlands, Acquisitionco is a corporation duly incorporated, validly existing and in good standing under the Laws of the Province of Alberta, Guarantor is a corporation duly incorporated, validly existing and in good standing under the Laws of the Province of Alberta and each has the requisite corporate power and authority to own its properties as now owned and to carry on its business as it is now being conducted.

(b)           Authority Relative this Agreement.  Each of the Purchaser Parties has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder.  The execution and delivery of this Agreement and the participation by the Purchaser Parties, as applicable, in the Arrangement contemplated hereby have been duly authorized by the board of directors of Purchaser, Acquisitionco and Guarantor and no other corporate proceedings on the part of the Purchaser Parties are necessary to authorize this Agreement or the Arrangement.  This Agreement has been duly executed and delivered by the Purchaser Parties and constitutes a legal, valid and binding obligation of each of them enforceable against each of them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)           Ownership of Acquisitionco.  Acquisitionco is a wholly-owned subsidiary of Purchaser.

(d)           No Violation; Absence of Defaults and Conflicts.

(i)
Neither Guarantor nor Purchaser nor any of Purchaser's Subsidiaries (including Acquisitionco) is in violation of its constating documents or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which Guarantor, Purchaser or any of Purchaser's Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Guarantor, Purchaser or any of Purchaser's Subsidiaries is bound, except for such defaults which would not impede the ability of the Purchaser Parties to consummate the Arrangement.

(ii)
Neither the execution and delivery of this Agreement by the Purchaser Parties nor the consummation by the Purchaser Parties of the Arrangement contemplated hereby nor compliance by the Purchaser Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the properties or assets of the Purchaser Parties or any of their Subsidiaries or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) their respective charter or by-laws or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which the Purchaser Parties or any of their Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which the Purchaser Parties or any of their Subsidiaries is bound; or (B) subject to compliance with the statutes and regulations referred to below, violate any Laws, judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Purchaser Parties or any of their Subsidiaries or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Encumbrances which, or any consents, approvals or notices which if not given or received, would not impede the ability of the Purchaser Parties to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would impede the ability of the Purchaser Parties to consummate the Arrangement.

(iii)
Other than in connection with or in compliance with the provisions of applicable Canadian Securities Laws, U.S. Securities Laws, the ABCA, the Competition Act, the terms of the Interim Order and the Final Order in respect of the Arrangement and the filing of the Articles of Arrangement, (A) there is no legal impediment to the Purchaser Parties consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Purchaser Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not impede the ability of the Purchaser Parties to consummate the Arrangement.

(e)           Litigation.  There are no actions, suits, proceedings or investigations by Governmental Entities pending or, to the knowledge of the Purchaser Parties, threatened, affecting or that would reasonably be expected to affect the Purchaser Parties or any of their Subsidiaries or affecting or that would reasonably be expected to affect any of their property or assets at Law or equity or before or by any court or Governmental Entity which action, suit, proceeding or investigation involves a possibility of any judgment against or liability of the Purchaser Parties or any of their Subsidiaries which, if successful, would significantly impede the ability of the Purchaser Parties to consummate the Arrangement.  None of the Purchaser Parties or their Subsidiaries are subject to any outstanding order, writ, injunction or decree that would significantly impede the ability of the Purchaser Parties to consummate the Arrangement.

(f)            Funds Available.  Purchaser has sufficient funds or committed financing available to effect the consummation of the Arrangement on the terms set forth herein, and Guarantor has currently available to it and will have at the Effective Time financial resources sufficient to fulfill all of the obligations of Purchaser and Acquisitionco hereunder, including the obligation to fund the Arrangement Consideration.

(g)           Purchaser's Holdings.  Purchaser and its associates and affiliates and any persons acting jointly or in concert with Purchaser do not beneficially own, or exercise control or direction over, any CE Franklin Shares.

(h)           No Agreement with Shareholders. None of the Purchaser Parties, have entered into, directly or indirectly, any agreements with CE Franklin Shareholders in respect of their support for the Arrangement except for CE Franklin Shareholder Support Agreements.

(i)            No Collateral Benefit or Connected Transaction. To the knowledge of Purchaser, no related party of CE Franklin (within the meaning of MI 61-101) is a party to any "connected transaction" (within the meaning of such instrument) to the transactions contemplated by this Agreement involving the Purchaser or any of its affiliated entities or any persons acting jointly and in concert with such parties (within the meaning of MI 61-101) nor is any related party of CE Franklin entitled to receive, directly or indirectly, a "collateral benefit" (within the meaning of MI 61-101) from the Purchaser or any of its affiliated entities or any persons acting jointly and in concert with such parties (within the meaning of MI 61-101) in connection with or as a consequence of the transactions contemplated by this Agreement.

(j)            Financial Representations. The internal, unaudited financial statements of Guarantor made available by Guarantor for review by CE Franklin (the "Guarantor Financial Statements") fairly present the financial position and condition of Guarantor as at the date thereof and for the period indicated, and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Guarantor as at the date thereof and there has been no material adverse change to the financial position and condition of Guarantor from the date of the Guarantor Financial Statements.

Schedule 4.1

Representations And Warranties of CE Franklin

(a)           Organization and Qualification.  CE Franklin is a corporation duly incorporated, validly existing and in good standing under the Laws of the Province of Alberta and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as it is now being conducted.  CE Franklin is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased or otherwise held or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on CE Franklin.

(b)           Authority Relative this Agreement.  CE Franklin has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder.  The execution and delivery of this Agreement and the participation by CE Franklin in the transactions contemplated hereby have been duly authorized by the CE Franklin Board and no other corporate proceedings on the part of CE Franklin are necessary or shall be necessary at the Effective Time to authorize this Agreement or the transactions contemplated hereby other than the approval by the CE Franklin Board of the Proxy Circular and the approval by the CE Franklin Shareholders of the Arrangement Resolution in the manner required by the Interim Order. This Agreement has been duly executed and delivered by CE Franklin and constitutes a legal, valid and binding obligation of CE Franklin, enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)           Third Party Approvals.  Except as disclosed to Purchaser in writing, no third party consents are required by CE Franklin in connection with the execution and delivery of this Agreement by CE Franklin, the performance by CE Franklin of its obligations under this Agreement and the completion of the Arrangement by CE Franklin, other than those third party consents the absence of which do not have and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on CE Franklin and which would not prevent, impede or delay the consummation of the transactions contemplated herein.

(d)           Subsidiaries.  CE Franklin has no Subsidiaries.  For accounting purposes the trust fund established under the Employee Benefit Plan Trust Agreement between CE Franklin and Computershare Trust Company of Canada dated December 21, 2006 is considered to be a subsidiary of CE Franklin.

(e)           EBP Trust.  The EBP Trust is a trust established under the laws of the Province of Alberta and is governed by the EBP Trust Agreement and such EBP Trust Agreement is a legal, valid and binding obligation of CE Franklin.  The sole purpose and activity of the EBP Trust is to receive cash contributions from CE Franklin, and to purchase and hold CE Franklin Shares for purposes of delivering such CE Franklin Shares to participants under the CE Franklin Unit Plan and the CE Franklin DSU Plan.  To the knowledge of CE Franklin, the EBP Trust (i) has no liabilities or obligations of any kind that are material to the EBP Trust, and (ii) has no assets that are material to the EBP Trust other than CE Franklin Shares.  As at the date of the Agreement, the EBP Trust is the registered and beneficial owner of 566,277 CE Franklin Shares which CE Franklin Shares are held pursuant to the terms of the EBP Trust Agreement.  The EBP Trust Agreement prohibits the CE Franklin Shares held by the EBP Trust from being voted at any meeting of CE Franklin Shareholders.  Except as contemplated by the Plan of Arrangement, the consummation of the Arrangement will not (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default), or result in the creation of any Encumbrance upon any of the properties or assets of the EBP Trust under any of the terms, conditions or provisions of (1) the EBP Trust Agreement or (2) any indenture, deed of trust, agreement, lien, or other instrument or obligation to which the EBP Trust is a party or to which it, or any of its properties or assets, may be subject or by which the EBP Trust is bound; or (B) violate, contravene or conflict with any Laws, judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the EBP Trust or any of its properties or assets.

(f)            No Violations; Absence of Defaults and Conflicts.

(i)
CE Franklin is not in violation of its constating documents or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which CE Franklin is a party or to which it, or any of its respective properties or assets, may be subject or by which CE Franklin is bound, except for such defaults which would not result in a Material Adverse Effect.

(ii)
Except as disclosed to Purchaser in writing, neither the execution and delivery of this Agreement by CE Franklin nor the performance by CE Franklin of its obligations under this Agreement and the consummation of the transactions contemplated hereby nor compliance by CE Franklin with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration (other than in connection with any demands made by lenders under demand credit facilities of CE Franklin) under, or result in the creation of any Encumbrance upon any of the properties or assets of CE Franklin or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) its constating documents or by-laws or resolutions of the directors or shareholders of CE Franklin or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which CE Franklin is a party or to which it, or any of its properties or assets, may be subject or by which CE Franklin is bound; or (B) subject to compliance with the statutes and regulations referred to below, violate, contravene or conflict with any Laws, judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to CE Franklin or any of its properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Encumbrances which, or any consents, approvals or notices which if not given or received, would not have a Material Adverse Effect on CE Franklin or prevent, delay or impede the ability of CE Franklin to consummate the transactions contemplated herein and in the Plan of Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on CE Franklin.

(iii)
Other than in connection with or in compliance with the provisions of applicable Canadian Securities Laws, U.S. Securities Laws, the ABCA, the Competition Act or other similar applicable Laws (including any Laws that regulate competition, antitrust, foreign investment or transportation), the terms of the Interim Order and the Final Order in respect of the Arrangement and the filing of the Articles of Arrangement, (A) there is no legal impediment to CE Franklin's consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of CE Franklin in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on CE Franklin or significantly impede the ability of CE Franklin to consummate the Arrangement.

True and complete copies of the articles and bylaws of CE Franklin as currently in effect have been made available to Purchaser and CE Franklin has not taken any action, nor is any action pending or contemplated, to amend or succeed such documents.

(g)           Litigation.   Except as disclosed in writing to Purchaser, there are no actions, suits, Proceedings or investigations by Governmental Entities pending or, to the knowledge of CE Franklin, threatened, affecting or that would reasonably be expected to affect CE Franklin or affecting or that would reasonably be expected to affect any of its property or assets at Law or equity or before or by any court or Governmental Entity which action, suit, Proceeding or investigation involves a possibility of any judgment against or liability of CE Franklin which, if successful, would have a Material Adverse Effect on CE Franklin or would significantly impede the ability of CE Franklin to consummate the transactions contemplated in this Agreement.  CE Franklin is not subject to any outstanding order, writ, injunction or decree that has had or would have a Material Adverse Effect on CE Franklin or would significantly impede the ability of CE Franklin to consummate the transactions contemplated in this Agreement.

(h)           Tax Returns Filed and Taxes Paid.  All Tax Returns required to be filed by or on behalf of CE Franklin have been duly filed on a timely basis and such Tax Returns are true, complete and correct in all material respects.  All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and, other than Taxes being contested in good faith and for which adequate reserves in accordance with Canadian GAAP have been established, no amount of Taxes are payable by CE Franklin with respect to items or periods covered by such Tax Returns that would have a Material Adverse Effect on CE Franklin.

(i)            Tax Reserves.  CE Franklin has paid or provided adequate accruals in its consolidated audited financial statements for the year ended December 31, 2011 for Taxes, including income taxes and related future income taxes, in conformity with Canadian GAAP.

(j)            Tax Deficiencies; Audits.  No deficiencies exist or have been asserted with respect to Taxes of CE Franklin that would have a Material Adverse Effect on CE Franklin.  CE Franklin is not a party to any action or Proceeding for assessment or collection of Taxes, nor, to the knowledge of CE Franklin, has such an event been asserted or threatened against CE Franklin or any of its assets that would have a Material Adverse Effect on CE Franklin.

(k)           Tax Agreements.  There are no agreements, waivers or other arrangements providing for an extension of time with respect to any assessment or reassessment of Tax, the filing of any Tax Return or the payment of any Tax by CE Franklin.  CE Franklin has not made, prepared and/or entered into any Tax sharing, Tax indemnification or Tax allocation agreement that has effect for any period ending after the Effective Date.

(l)            Tax Withholdings.   CE Franklin has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any employee, officer or director and any non-resident Person), and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it.

(m)          Tax Registration.  CE Franklin is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax.  CE Franklin has complied with all registration, reporting, collection and remittance requirements in respect of all federal and provincial and state Tax legislation in respect of sales tax, including the Excise Tax Act (Canada).

(n)           No Tax Obligations Outside of Canada.  CE Franklin has no obligation to file any Tax Return required to be made, prepared or filed under the laws of any jurisdiction outside of Canada in respect of any Taxes.  CE Franklin does not have a permanent establishment, is not represented by an agent who has the authority or exercises the authority to conclude contracts in the name of CE Franklin or has a taxable nexus in any country other than Canada.

(o)           Non-Arm’s Length and Other Transactions.  There are no circumstances existing which could result in the application of any of sections 69, 78 to 80.04, 160 or 191.3 of the Tax Act or any equivalent provincial Tax legislation to CE Franklin and give rise to an adjustment for Tax purposes.

(p)           Reporting Issuer Status.  CE Franklin is a reporting issuer in British Columbia, Alberta and Ontario and is in material compliance with all applicable Canadian Securities Laws therein.  The CE Franklin Shares are registered pursuant to the U.S. Exchange Act and CE Franklin is in material compliance with all applicable U.S. Securities Laws.  The CE Franklin Shares are listed and posted for trading on the TSX and the NASDAQ and CE Franklin is in material compliance with the rules of the TSX and the NASDAQ.

(q)           Capitalization.  The authorized share capital of CE Franklin consists of an unlimited number of CE Franklin Shares and an unlimited number of preferred shares, issuable in series.  As of the date hereof, there are issued and outstanding not more than 18.1 million CE Franklin Shares and there are no other shares of any class or series outstanding.  There are not more than 724,126 CE Franklin Shares issuable pursuant to the CE Franklin Incentive Compensation Plans (whether or not vested).  Except as set forth above, and other than CE Franklin Shares issuable pursuant to the CE Franklin Incentive Compensation Plans, there are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by CE Franklin of any shares of CE Franklin (including CE Franklin Shares and preferred shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of CE Franklin, and as at the date of this Agreement, the CE Franklin Board has terminated the CE Franklin Shareholder Rights Plan.  All outstanding CE Franklin Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all CE Franklin Shares issuable upon exercise of outstanding stock options in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.  With respect to the CE Franklin Options and securities issuable under CE Franklin Incentive Compensation Plans, (i) each grant of a CE Franklin Option or security issuable under a CE Franklin Incentive Compensation Plan was duly authorized no later than the date on which the grant of such CE Franklin Option or security was to be effective, and (ii) each grant was made, as applicable, in accordance with the CE Franklin Stock Option Plan or applicable CE Franklin Incentive Compensation Plan.  No Person is entitled to any pre-emptive or other similar right granted by CE Franklin.

As at the date of this Agreement, there were

(i)	724,126 CE Franklin Options issued and outstanding;

(ii)	117,422 CE Franklin DSUs issued and outstanding;

(iii)	244,037 CE Franklin PSUs issued and outstanding; and

(iv)	378,965 CE Franklin RSUs issued and outstanding,

and CE Franklin has provided to Purchaser in writing a complete list of all holders of securities issued pursuant to CE Franklin Incentive Compensation Plans and amounts payable in connection therewith. All Options have been granted at a per share exercise price that is at least equal to the fair market value of a CE Franklin Share as of the date the CE Franklin Option was granted as determined in accordance with applicable Laws.

(r)            Equity Monetization Plans.  Other than the CE Franklin Stock Options, CE Franklin PSUs, CE Franklin DSUs, CE Franklin RSUs and the Cash Bonus Policy there are no outstanding stock appreciation rights, phantom equity, profit sharing plan or similar rights, agreements, arrangements or commitments payable to any employee of CE Franklin and which are based upon the revenue, value, income or any other attribute of CE Franklin.

(s)           No Orders.  No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the CE Franklin Shares or any other securities of CE Franklin has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of CE Franklin, are contemplated or threatened under any applicable Laws or by any other Governmental Entity.

(t)            Material Contracts.  CE Franklin has not entered into any Contracts which are required to be filed by CE Franklin under National Instrument 51-102 – Continuous Disclosure Obligations, except for those Contracts which have been so filed by CE Franklin.  Except as disclosed to Purchaser in writing, CE Franklin has set out in the Data Room complete and accurate copies of all Material Contracts in effect as of the date hereof. CE Franklin is not in breach or violation of or default (in each case, with or without notice or lapse of time or both) of any term of any Material Contract.  As of the date hereof, to the knowledge of CE Franklin, no other party to any Material Contract is in breach of, or default under the terms of, or has threatened to terminate, any such Material Contract. Each Material Contract is a valid and binding obligation of CE Franklin (subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered) and is in full force and effect in accordance with its terms.

(u)           Non-Competition Agreements.  CE Franklin is not a party to or bound by any non-competition agreement or any other agreement or obligation which purports to limit the manner or the localities in which all or any material portion of the business of CE Franklin is or is reasonably expected to be conducted.

(v)           Filings.  CE Franklin has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(w)          Books and Records.

(i)
The corporate records and minute books of CE Franklin have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects.  CE Franklin maintains a system of internal accounting controls sufficient to provide reasonable assurances that (1) transactions are executed in accordance with management's general or specific authorization; (2) transactions are recorded, as necessary to (A) permit preparation of financial statements in accordance with Canadian GAAP and (B) to maintain accountability for assets; (3) access to assets is permitted only in accordance with management's general or specific authorization; and (4) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(ii)
CE Franklin has designed a process of internal control over financial reporting (as such term is defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52-109")) ("Internal Controls") for CE Franklin in accordance with Canadian GAAP, including reasonable assurances on the following financial statement assertions: (i) occurrence — transactions and events that have been recorded have occurred and pertain to the entity; (ii) completeness — all transactions, events, assets, liabilities, and equity interests that should have been recorded have been recorded; (iii) existence — assets, liabilities and equity interests exist; (iv) valuation — assets, liabilities and equity interests are included in the financial statements at appropriate amounts; (v) rights and obligations — the entity holds or controls the rights to assets, and liabilities are the obligations of the entity; (vi) presentation and disclosure — that financial statements are properly classified and described; and (vii) material information relating to CE Franklin is made known to those within CE Franklin responsible for financial reporting and preparation of financial statements for external purposes in accordance with Canadian GAAP.

(iii)
Management has caused CE Franklin to disclose in its management's discussion and analysis any change in CE Franklin's Internal Controls that has materially affected, or is reasonably likely to materially affect, Internal Controls.

(iv)
For the purposes of the Sarbanes Oxley Act of 2002, CE Franklin has established and maintains an adequate internal control over financial reporting, and CE Franklin discloses in its Form 20-F, filed with the SEC, management's assessment of the effectiveness of the internal control over financial reporting.

(x)           Disclosure Controls.

(i)
CE Franklin has designed and maintains disclosure controls and procedures (as such term is defined in NI 52-109) and ("Disclosure Controls") for CE Franklin sufficient to provide reasonable assurance that material information relating to CE Franklin is made known, on a timely basis, to CE Franklin's management, including the chief executive officer and chief financial officer, by others within CE Franklin.

(ii)
CE Franklin has evaluated the effectiveness of the Disclosure Controls, and has caused discloses in its management's discussion and analysis the conclusions about the effectiveness of the Disclosure Controls based on such evaluation.

(y)           Reports.  As of their respective dates, (i) CE Franklin's audited financial statements as at and for the fiscal year ended December 31, 2011 (the “CE Franklin Annual Financial Statements”), (ii) CE Franklin's unaudited condensed interim consolidated statements of financial position as at and for the three month period ended March 31, 2012  (the “CE Franklin Interim Financial Statements” and together with the CE Franklin Annual Financial Statements, the "CE Franklin Financial Statements"), (iii) CE Franklin’s management’s discussion and analysis for the fiscal year ended December 31, 2011, (iv) CE Franklin’s management’s discussion and analysis as at February 2, 2012, (v) CE Franklin's Form 20-F filed on February 9, 2012 (including all documents incorporated by reference therein), (vi) CE Franklin's Management Proxy Circular dated February 21, 2012 for its Annual Meeting of Shareholders held on April 26, 2012, and (vii) all CE Franklin press releases and material change reports or similar documents filed with any Securities Regulators since December 31, 2011, are all the financial statements, forms, reports, prospectuses or other documents required to be filed by virtue of the applicable securities Laws since December 31, 2011, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all applicable Laws.  Since December 31, 2011, CE Franklin has not filed any material change reports which continue to be confidential.  The CE Franklin Financial Statements and all financial statements of CE Franklin included or incorporated by reference in such forms and statements were prepared in accordance with Canadian GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of CE Franklin's independent auditors or (ii) in the case of unaudited interim statements, to the extent they are subject to normal year-end adjustments), and fairly present the consolidated financial position, results of operations and changes in financial position of CE Franklin as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of CE Franklin.  There has been no change in CE Franklin accounting policies, except as described in the notes to the CE Franklin Financial Statements, since December 31, 2011.

(z)           Absence of Undisclosed Liabilities.  CE Franklin has no material obligations or liabilities of any kind whatsoever (whether accrued, absolute, determined, determinable, matured or unmatured, fixed, contingent or otherwise), other than:

(i)	those set forth or adequately provided for in the CE Franklin Annual Financial Statements or in the CE Franklin Interim Financial Statements;

(ii)	those incurred in the ordinary course of business and not required to be set forth in the CE Franklin Annual Financial Statements or CE Franklin Interim Financial Statements under Canadian GAAP;

(iii)	those incurred in the ordinary course of business since the date of the CE Franklin Interim Financial Statements and consistent with past practice; and

(iv)	those incurred in connection with the execution of this Agreement.

Since December 31, 2011, other than the transactions contemplated in this Agreement:

(i)	the business of CE Franklin has been conducted only in the ordinary course of business consistent with past practices;

(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to CE Franklin has been incurred other than in the ordinary course of business;

(iii)	there has not been any Material Adverse Change in respect of CE Franklin; and

(iv)	there has not been any change in the accounting practices used by CE Franklin other than those required by IFRS.

(aa)         Conduct of Business.  Since December 31, 2011 CE Franklin has not taken any action that would be in violation of Section 5.1 if such provision had been in effect since that date, other than violations which would not have any Material Adverse Effect on CE Franklin, or would not significantly impede CE Franklin's ability to consummate the Arrangement contemplated hereby.

(bb)         United States Relationships.  CE Franklin is a "foreign private issuer" as defined in Rule 405 under the U.S. Securities Act.

(cc)         Environmental.

(i)
There have not occurred any releases, spills, emissions or pollution on any property of CE Franklin or as a result of its operations, nor has CE Franklin been subject to any stop orders, control orders, clean-up orders, environmental protection orders, enforcement orders or reclamation orders under applicable Environmental Laws, any of which would individually or in the aggregate have a Material Adverse Effect on CE Franklin.  All operations of CE Franklin have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not individually or in the aggregate have a Material Adverse Effect on CE Franklin.  CE Franklin is not aware of, or subject to:

(1)
any investigation, proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(2)
any demand or notice with respect to the breach of any Environmental Laws applicable to CE Franklin, including any regulations respecting the importation, use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would reasonably be expected to have a Material Adverse Effect on CE Franklin.

(ii)
In the ordinary course of its business, CE Franklin periodically reviews the effect of Environmental Laws on various business, operations and properties of CE Franklin, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties).  On the basis of such review, CE Franklin has reasonably concluded that such associated costs and liabilities would not result in a Material Adverse Change.

(dd)         Real Property.

(i)
Except as disclosed in writing to Purchaser, with respect to the real or immovable property owned by CE Franklin, all of which have been disclosed in writing to Purchaser (collectively, the "Owned Real Property"): (A) CE Franklin has valid, good and marketable fee simple title to, as both beneficial owner and legal title holder, the Owned Real Property, free and clear of any Encumbrance, except for Encumbrances arising by Law in the ordinary course of business and security granted under the credit agreement between CE Franklin and Canadian Imperial Bank of Commerce; (B) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion thereof or interest therein; (C) the Owned Real Property and the current uses thereof comply with applicable Law in all material respects; (D) there are no existing or proposed expropriation Proceedings that would result in the taking of all or any part of the Owned Real Property or that would adversely affect the current use of the Owned Real Property; and (E) there are no leases, property management agreements or other Contracts which relate to the title to, ownership, operation or management of the Owned Real Property other than as registered on title to the Owned Real Property.

(ii)
With respect to real or immovable property leased or subleased by CE Franklin or leased or subleased to others by CE Franklin, all of which have been disclosed in writing to Purchaser, (i) the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect, and CE Franklin, and, to the knowledge of CE Franklin, the landlord, is not in breach of or default under such lease or sublease except in such case as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by CE Franklin or permit termination, modification or acceleration by any third party thereunder, and (ii) no third party has repudiated or has the right to terminate or repudiate such lease or sublease (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease or sublease) or any provision thereof.

(ee)         Personal Property.

(i)	Except in any such case as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, with respect to all personal or movable property owned by CE Franklin (collectively, the "Owned Personal Property"), (A) CE Franklin has good and valid title to the Owned Personal Property, free and clear of any Encumbrances other than Encumbrances incurred in the ordinary course of business, (B) there are no outstanding options or rights of first refusal to purchase the Owned Personal Property, other than in the ordinary course of business, or any portion thereof or interest therein, and (C) the Owned Personal Property and the current uses thereof by CE Franklin comply with applicable Law.

(ii)
Except in any such case as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, with respect to personal or movable property leased or subleased by CE Franklin (collectively, the "Leased Personal Property"): (A) the lease or sublease agreement, as each may have been amended or extended from time to time in accordance with its respective terms, as applicable, for such property is valid, legally binding, enforceable and in full force and effect, true and complete copies of which (including all related amendments) have been made available to Purchaser by CE Franklin, and, to the knowledge of CE Franklin, CE Franklin, is not are in breach of or default under any such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by CE Franklin or permit termination, modification or acceleration by any third party thereunder; (B) no third party has repudiated or, to the knowledge of CE Franklin, has the right to terminate or repudiate any such lease or sublease agreement (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease or sublease) or any provision thereof; (C) the current uses of the Leased Personal Property comply, in all material respects, with the provisions of the applicable lease or sublease agreements and applicable Law; and (D) none of the leases or subleases agreements has been assigned by CE Franklin in favour of any third party. To the knowledge of CE Franklin, no counterparty to any lease or sublease agreement referred to above is in material default thereunder, nor are there any Liens, other than Permitted Encumbrances, on the leasehold or subleasehold of CE Franklin to any Leased Personal Property.

(ff)           Licenses.  CE Franklin has obtained and is in compliance with all licenses, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such permissions the absence of which would, individually or in the aggregate, not have a Material Adverse Effect on CE Franklin.

(gg)         Long Term and Derivative Transactions.  CE Franklin has no material obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions, except in the ordinary course of business consistent with past practice.

(hh)         Employee Benefit Plans.  CE Franklin has set out in the Disclosure Letter a list of, and made available to Purchaser in the Data Room, true, complete and correct copies of each health, medical, dental, hospitalization, welfare, supplemental unemployment benefit, sick leave, vacation, bonus, profit sharing, option, insurance, accidental death and dismemberment, counselling, eye care, incentive, incentive compensation, deferred compensation, share purchase, share-based compensation, disability, pension, retirement or supplemental retirement plan and each other employee, officer, director and consultant compensation or benefit plan including any post-retirement benefit plans and any other similar benefit plans, agreement or arrangement for the benefit of directors or former directors of CE Franklin, consultants or former consultants of CE Franklin, employees or former employees of CE Franklin, which are maintained by, contributed to, or binding upon CE Franklin or in respect of which CE Franklin has any actual or potential liability (the "CE Franklin Employee Plans"), and:

(i)	each CE Franklin Employee Plan has been maintained and administered in material compliance with its terms and is funded in accordance with applicable Laws;

(ii)	all required employer contributions under any such plans have been made in accordance with the terms thereof;

(iii)
each CE Franklin Employee Plan that is required or intended to be qualified under applicable Law or registered or approved by a Governmental Entity has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to materially adversely affect, or cause, the appropriate Governmental Entity to revoke such qualification, registration or approval;

(iv)
to CE Franklin's knowledge, there are no pending or anticipated Proceedings or other litigation (excluding Claims for benefits incurred in the ordinary course of CE Franklin Employee Plan activities) has been brought  or threatened against or with respect to any CE Franklin Employee Plan;

(v)	CE Franklin has made all matching contributions to the employee RRSP plans pursuant to the employee savings plan.

(ii)           Employment Agreements.

(i)
Other than rights to notice or pay in lieu of notice that may exist under common law or employment standards legislation, CE Franklin is not a party to, or engaged in any negotiations with respect to any employment agreement with any employee or consultant or any written or oral agreement, arrangement or understanding, providing for severance, termination or change of control payments to any CE Franklin employee or consultant other than the Change of Control Payments.  Except for CE Franklin's internal severance guideline (as disclosed in the Disclosure Letter), there is no severance policy in effect guaranteeing any specific severance, notice or pay in lieu of notice on termination of employment.

(ii)
All amounts due or accrued for all salary, wages, bonuses, overtime, commissions, vacation with pay, holiday pay, sick pay and other employee benefits including any CE Franklin Employee Plans in respect of employees of CE Franklin which are attributable to the period before the date of this Agreement have been paid in full or are accurately reflected in the books and records of CE Franklin.

(iii)
CE Franklin has withheld from each payment made to any of its present or former employees, officers or directors or to other persons, all amounts required by Law to be withheld by it on account of income taxes, pension plan contributions, employment insurance premiums, employer health taxes and similar taxes, and levies and has remitted such withheld amounts within the required time to the appropriate Governmental Authority.

(iv)
There are no outstanding assessments, penalties, fines liens, charges, surcharges, or other amounts due or owing by CE Franklin pursuant to any workers' compensation legislation and CE Franklin has not been reassessed in any material respect under such legislation and, to the knowledge of CE Franklin, no audit of any of CE Franklin is currently being performed pursuant to any applicable worker's compensation legislation.  There are no Claims which may materially adversely affect CE Franklin’s accident cost expenses and these are no charges pending under any occupational health and safety or criminal legislation.

(v)	All workers compensation premiums have been paid in full as of the Effective Date and CE Franklin’s workers compensation accounts are in good standing as of the Effective Date.

(vi)
CE Franklin is in compliance with all terms and conditions of employment and all laws respecting employment, including employment standards legislation, human rights legislation, pay equity, occupational health and safety, workers compensation legislation, privacy legislation and any other related employment or benefit legislation and there are no outstanding Claims threatened or pending under any such laws or before any court, tribunal, commission, or Governmental Entity relating to any employee.

(vii)
The Disclosure Letter contains a correct and complete list of each employee, director and consultant of CE Franklin employed or retained by CE Franklin, whether actively at work or not, their terms and conditions of employment, including salaries, wage rates, commissions and consulting fees, bonus and incentive arrangements, benefits, position, status as full-time or part-time employees, location of employment and length of service.  In addition, the Disclosure Letter contains a description of CE Franklin’s vacation and sick day policies, the liabilities for which have been accrued and are disclosed in the CE Franklin Interim Financial Statements and do not exceed $573,018 in the aggregate.

(viii)
All of the CE Franklin Employee Plans are and have been, to the extent applicable, established, administered, registered, funded, invested and qualified in accordance with all applicable Laws and in accordance with their terms, the terms of the material documents that support such CE Franklin Employee Plans and the terms of agreements between CE Franklin and CE Franklin employees and former CE Franklin employees who are members of, or beneficiaries under, CE Franklin Employee Plan.

(ix)
All current obligations of CE Franklin regarding CE Franklin Employee Plans have, except as reflected in the CE Franklin Financial Statements or as set out in the Disclosure Letter, been satisfied. All payments, contributions, premiums or taxes required to be made or paid by CE Franklin under the terms of each CE Franklin Employee Plan or by applicable Laws in respect of CE Franklin Employee Plans have been made or paid in a timely fashion in accordance with applicable Laws and in accordance with the terms of the applicable CE Franklin Employee Plan. As of the date hereof, no currently outstanding notice of non-compliance, failure to be in good standing or otherwise has been received by CE Franklin from any applicable Governmental Entity in respect of any CE Franklin Employee Plan.

(x)
To the knowledge of CE Franklin no event has occurred regarding any CE Franklin Employee Plan that would entitle any Person (without the consent of CE Franklin) to wind-up or terminate any CE Franklin Employee Plan, in whole or in part, or which could reasonably be expected to adversely affect the registered or tax qualified status thereof or create a significant increase in liability to CE Franklin (other than a liability for the provision of compensation or benefits as contemplated by the applicable CE Franklin Employee Plan) if such CE Franklin Employee Plan were terminated, in whole or in part.

(xi)	There are no entities other than CE Franklin participating in any CE Franklin Employee Plan.

(xii)
Except as set out in the Disclosure Letter, no CE Franklin Employee Plan exists that, as a result of the execution of this Agreement, Shareholder approval of the Arrangement, or completion of the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), could: (A) result in severance pay, change in control or similar payments or benefits or any increase in severance pay upon any termination of employment after the date of this Agreement; (B) accelerate the time of payment or vesting or result in any increase in payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other significantly greater obligation pursuant to, any of CE Franklin Employee Plans; (C) limit or restrict the right of CE Franklin to merge, amend or terminate any of CE Franklin Plans; (D) cause CE Franklin to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award; or (E) result in any breach or violation of, or a default under any CE Franklin Employee Plan.

(xiii)
CE Franklin has not made any promise or commitment, to create any additional plan which, if it currently existed, would be a CE Franklin Employee Plan or to improve or change the benefits provided under any CE Franklin Employee Plan, except as set out in the Disclosure Letter.

(xiv)
All employee data necessary to administer each CE Franklin Employee Plan is in the possession of CE Franklin and is in a form which is sufficient for the proper administration of CE Franklin Plans in accordance with the terms thereof and all Laws and, to the knowledge of CE Franklin all such data is complete and correct.

(xv)
None of the CE Franklin Employee Plans, provide benefits beyond retirement or other termination of service including any post-employment life or health insurance, welfare or other benefits coverage to CE Franklin employees or consultants or former CE Franklin employees or consultants or to the beneficiaries or dependents of any such individuals.

(xvi)
None of the CE Franklin Employee Plans, or any insurance Contract relating thereto, require or permit a retroactive increase in premiums or payments, or require additional premiums or payments on termination of the CE Franklin Employee Plans or any insurance Contract relating thereto.

(xvii)
To the knowledge of CE Franklin, CE Franklin is in compliance with all statutorily required benefit plans that are not CE Franklin Employee Plans, in accordance with all applicable Laws, and all financial obligations with respect thereto are up to date.

(jj)           Collective Agreements.

(i)	CE Franklin is not subject to any collective bargaining agreements or agreements with any union. CE Franklin has not voluntarily recognized any union and CE

Franklin is not in violation of any provision under any collective agreement.  To the knowledge of CE Franklin, there are no threatened or apparent union organizing activities involving non-unionized CE Franklin Employees or any Persons providing on-site services in respect of CE Franklin.

(ii)
No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to CE Franklin by way of certification, interim certification, voluntary recognition, designation or successor rights, or has applied to have CE Franklin declared a related employer or successor employer pursuant to applicable labour legislation. To the knowledge of CE Franklin, CE Franklin has not engaged in any unfair labour practices and, no strike, lock-out, work stoppage, or other labour dispute is occurring or has occurred during the past two years.

(kk)         Insurance.

(i)
CE Franklin is and has since December 31, 2011 been continuously insured by reputable and financially responsible third party insurers in respect of its operations and assets, under commercial policies, such policies having terms and providing insurance coverages comparable to those that are customarily carried and insured against by owners of comparable businesses, properties and assets. The limits contained within such policies have not been exhausted or significantly diminished and no further premiums or payments will be due following the Effective Time with respect to periods of time occurring prior to the Effective Time. The third party insurance policies of CE Franklin are in full force and effect in accordance with their respective terms and CE Franklin is not in default under the terms of any such policy. To the knowledge of CE Franklin, as of the date hereof, there is no threatened termination of, or material premium increase with respect to, any of such policies, except as contemplated by Section 5.1(a)(vii) or Section 7.6(a) of this Agreement.

(ii)	CE Franklin maintains a sufficient level of insurance to comply with (A) each of the permits applicable to it and (B) the terms and conditions of each of the Material Contracts.

(iii)
CE Franklin has made available to Purchaser the complete and accurate claims history for CE Franklin during the past two years including with respect to insurance obtained but not currently maintained, together with a statement of the aggregate amount of claims paid out, and claims pending. CE Franklin has made available true, correct and complete copies of all such policies, bonds or binders in effect on the date hereof and reasonably available to CE Franklin (including copies of all written amendments, supplements and other modifications thereto or waivers of rights thereunder).

(iv)
To the knowledge of CE Franklin, there is no claim pending under any insurance policy described in item (i) above that has been denied, rejected, or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any portion of such claims. All Proceedings covered by any of the insurance policies of CE Franklin have been properly reported to and accepted by the applicable insurer.

(ll)           Indebtedness To and By Officers, Directors and Others.  CE Franklin is not indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to CE Franklin, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to CE Franklin.

(mm)       Intellectual Property.   Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on CE Franklin:

(i)
CE Franklin directly or indirectly owns or possesses the right to use all of the licenses, patents, patent applications, registered trademarks or service marks, trademark or service mark applications, domain names, industrial design registrations, industrial design applications, supplemental type certificates, registered copyrights, copyright applications, know how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) (collectively, the "CE Franklin Intellectual Property") necessary to conduct its business as presently conducted, free and clear of any Encumbrances, other than Permitted Encumbrances, and all such CE Franklin Intellectual Property is valid, enforceable, in full force and effect, and has not expired, been cancelled, terminated or used or enforced, or failed to be used or enforced.

(ii)
CE Franklin has not received any written notice from any Person, nor acted in a manner that would give rise to a claim that: (A) the past or present conduct by CE Franklin, of its business or the use of CE Franklin Intellectual Property has resulted or shall result in the infringement or violation of any intellectual property owned by any Person; or (B) challenging the validity or ownership of CE Franklin Intellectual Property.

(iii)
To the knowledge of CE Franklin, CE Franklin Intellectual Property is not being and has not been infringed, violated or misappropriated by any other Person, except as disclosed in writing to Purchaser.

CE Franklin reasonably believes that all commercially reasonable steps, given the nature and value of the applicable Company Intellectual Property, have been taken to protect and maintain CE Franklin Intellectual Property (including any trade secrets or confidential information therein).

(nn)         Compliance with Laws.

(i)	CE Franklin:

(1)	is and has been in compliance with all applicable Laws; and

(2)
is not under investigation with respect to nor has it been threatened to be charged with or given notice of any violation of any applicable Law, or investigations related to violations of applicable Law, except for such failures to comply with, investigations related to or violations of applicable Law that have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on CE Franklin and which would not prevent, impede or delay the consummation of the transactions contemplated herein.

(ii)
The operations of CE Franklin are, and have been conducted at all times in compliance with the financial record-keeping and reporting requirements of anti-money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entities to which CE Franklin is subject, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively, the "Money Laundering Laws"), and no action, suit or proceeding by or before any Governmental Entity or body or arbitrator involving CE Franklin with respect to the Money Laundering Laws is pending or, to the knowledge of CE Franklin, threatened.

(iii)
CE Franklin is in compliance with the United States Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), and any other United States and foreign Laws concerning anti-corruption; (B) CE Franklin is in compliance with all Laws concerning imports, exports or customs; and (C) to the knowledge of CE Franklin, CE Franklin has not been investigated by any Governmental Entity with respect to, or been given notice by a Governmental Entity of, any violation of the FCPA or any other United States or foreign Laws concerning anti-corruption or imports, exports or customs.

(iv)
There have been no actions taken by CE Franklin or, to the knowledge of CE Franklin, on behalf of CE Franklin, that would cause CE Franklin to be in violation of the Corruption of Foreign Public Officials Act (Canada) ("CFPOA") or any similar legislation in any jurisdiction in which CE Franklin conducts its business.

(v)
CE Franklin has not had and, to the knowledge of CE Franklin, no director, officer, agent, employee or affiliate of CE Franklin has had any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC") imposed upon such Person; and CE Franklin is not in violation of any of the economic sanctions of the United States administered by OFAC or any Law or executive order relating thereto (the "U.S. Economic Sanctions") or conducting business with any Person subject to any U.S. Economic Sanctions.

(vi)	There are no Proceedings under any corruption Laws pending against CE Franklin or, to the knowledge of CE Franklin, threatened against or affecting, CE Franklin.

(oo)         Restrictions on Business Activities. There is no judgment, injunction, Order or decree binding upon CE Franklin that has (including following the completion of the transactions contemplated by this Agreement) or could have the effect of prohibiting, restricting or impairing the type of business which may be conducted by CE Franklin, the geographic area in which any part of such Person's business activities may be conducted or any business practices of such Person.

(pp)         Off-Balance Sheet Arrangements. CE Franklin is not a party to, bound by or have any commitment to become a party to or become bound by any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including without limitation any Contract or arrangement relating to any transaction or relationship between or among CE Franklin on the one hand, and any unconsolidated related entity, including without limitation any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any other off-balance sheet arrangements), where the effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of CE Franklin in the CE Franklin Financial Statements.

(qq)         Investment Canada Act. The value of the assets of CE Franklin, determined in accordance with the Investment Canada Act and the Investment Canada Act Regulations is below $330 million and CE Franklin is not a "cultural business" within the meaning of the Investment Canada Act.

(rr)          Shareholder Rights Plan.  Other than the Shareholder Rights Plan Agreement dated April 18, 2012 which is being terminated concurrent with the execution of this Agreement, there is not in effect with respect to CE Franklin, any shareholder rights plan or any other analogous plan, agreement, Contract or instrument that can trigger any rights to acquire CE Franklin Shares or other securities of CE Franklin or rights, entitlements or privileges in favour of any Person upon the entering into of this Agreement.

(ss)         Disclosure. To the knowledge of CE Franklin, CE Franklin has not withheld from Purchaser any material information or documents concerning CE Franklin or its respective assets or liabilities during the course of Purchaser's review of CE Franklin and its assets.  No representation or warranty contained in this Agreement or other disclosure document provided or to be provided to Purchaser by CE Franklin pursuant to this Agreement contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

Schedule 5.1(a)(i)

CE Franklin Shareholder Support Agreement (Officer and Director)

Schedule 5.1(a)(ii)

CE Franklin Shareholder Support Agreement (other CE Franklin Shareholders)